Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Statement No. 333-196235

Registration Statement No. 333-199817

January 12, 2015

PROSPECTUS SUPPLEMENT NO. 18 TO THE JUNE PROSPECTUS (AS DEFINED BELOW)

PROSPECTUS SUPPLEMENT NO. 6 TO THE NOVEMBER PROSPECTUS (AS DEFINED BELOW)

14,825,000 Shares of Common Stock

This prospectus supplement amends our prospectus dated June 19, 2014, as supplemented on July 15, 2014, July 21, 2014, August 6, 2014, August 8, 2014, September 26, 2014, October 1, 2014, October 8, 2014, October 21, 2014, October 30, 2014, November 4, 2014, November 6, 2014, November 17, 2014, November 21, 2014, December 8, 2014, December 12, 2014 and January 2, 2015 (the “June Prospectus”) to allow the selling stockholders named in the June Prospectus (the “June Selling Stockholders”) to resell, from time to time, up to 14,825,000 shares of our common stock. The shares of our common stock covered by the June Prospectus (the “June Shares”) were issued by us to the June Selling Stockholders in a private placement on May 20, 2014, as more fully described in the June Prospectus.

25,465,024 Shares of Common Stock

This prospectus supplement also amends our prospectus dated November 12, 2014, as supplemented on November 17, 2014, November 21, 2014, December 8, 2014, December 12, 2014 and January 2, 2015 (the “November Prospectus,” and together with the June Prospectus, the “Prospectuses”) to allow the selling stockholders named in the November Prospectus (the “November Selling Stockholders,” and together with the June Selling Stockholders, the “Selling Stockholders”) to resell, from time to time, up to 25,465,024 shares of our common stock. The shares of our common stock covered by the November Prospectus (the “November Shares,” and together with the June Shares, the “Shares”) were issued by us to the November Selling Stockholders in a private placement on October 8, 2014 and November 6, 2014, as more fully described in the November Prospectus.

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 12, 2015, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectuses, which are to be delivered with this prospectus supplement.

Our shares of common stock are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “PAH.” The closing sale price on the NYSE for our shares of common stock on January 9, 2015 was $22.98 per share.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

Investing in our common stock involves risks. You should carefully consider the risks that we have described in “Risk Factors” beginning on pages 6 and 19 of the June Prospectus and November Prospectus, respectively, and under similar headings in any amendments or supplements to the Prospectuses, before investing in the Shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectuses or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in the Prospectuses, this prospectus supplement or any future prospectus supplement or amendment. Neither we nor the Selling Stockholders have authorized anyone to provide you with different information. The Selling Stockholders are not making an offer of their Shares in any state where such offer is not permitted.

The date of this Prospectus Supplement is January 12, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 12, 2015

Platform Specialty Products Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-36272	37-1744899
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

5200 Blue Lagoon Drive Suite 855 Miami, Florida	33126
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (203) 575-5850

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2014, Platform Specialty Products Corporation (“Platform”) completed the previously-announced acquisition of the agrochemicals business, Chemtura AgroSolutions, of Chemtura Corporation, a Delaware corporation (“Chemtura”) pursuant to the Stock and Asset Purchase Agreement dated April 16, 2014, between Platform and Chemtura (the “CAS Acquisition”).

CAS’ audited combined balance sheets as of December 31, 2013 and 2012, and the related audited combined statements of income, comprehensive income, net parent investment, and cash flows for each of the years in the two-year period ended December 31, 2013 were filed as Exhibit 99.1 to Platform’s Current Report on Form 8-K filed with the SEC on July 11, 2014, and are incorporated by reference in this Item 8.01.

The purpose of this Current Report on Form 8-K is to voluntarily file the following information and financial statements:

(i) CAS Management’s Discussion of Operations and Cash Flows for the audited fiscal years ended December 31, 2013 and 2012 and the unaudited nine-month periods ended September 30, 2014 and 2013, which is attached hereto as Exhibit 99.2 and is incorporated by reference in this Item 8.01;

(ii) CAS’ unaudited combined carve-out interim financial statements consisting of an unaudited balance sheet as of September 30, 2014 and the related unaudited combined statements of income, comprehensive income, net parent investment and cash flows for the nine-month periods ended September 30, 2014 and 2013, which are attached hereto as Exhibit 99.3 and are incorporated by reference in this Item 8.01; and

(iii) Platform’s unaudited pro forma combined consolidated balance sheet as of September 30, 2014 and the related unaudited pro forma combined consolidated statement of operations of Platform for the nine-month period ended September 30, 2014 and the year ended December 31, 2013, in each case giving effect on a pro forma basis to the CAS Acquisition, the previously-announced proposed acquisition by Platform of Arysta LifeScience Limited (the “Arysta Acquisition”) and the related financings. For the year ended December 31, 2013, the pro forma is also giving effect to the acquisition of MacDermid Holdings, LLC completed on October 31, 2013 (the “MacDermid Acquisition”) and the related financings. Platform’s unaudited pro formas are attached hereto as Exhibit 99.4, and are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Exhibit Title

99.1	CAS’ audited combined balance sheets as of December 31, 2013 and 2012, and the related audited combined statements of income, comprehensive income, net parent investment, and cash flows for each of the years in the two-year period ended December 31, 2013 (filed as Exhibit 99.1 to Platform’s Current Report on Form 8-K filed with the SEC on July 11, 2014, and incorporated herein by reference).

99.2	CAS Management’s Discussion of Operations and Cash Flows for the audited fiscal years ended December 31, 2013 and 2012 and the unaudited nine-month periods ended September 30, 2014 and 2013.

99.3	CAS’ unaudited combined carve-out interim financial statements consisting of an unaudited balance sheet as of September 30, 2014 and the related unaudited combined statements of income, comprehensive income, net parent investment and cash flows for the nine-month periods ended September 30, 2014 and 2013.

99.4	Platform’s unaudited pro forma combined consolidated balance sheets as of September 30, 2014 and the related unaudited pro forma combined consolidated statement of operations of Platform for the nine-month period ended September 30, 2014 and the year ended December 31, 2013, in each case giving effect on a pro forma basis to the CAS Acquisition, the proposed Arysta Acquisition and the related financings. For the year ended December 31, 2013, the pro forma is also giving effect to the completed MacDermid Acquisition and the related financings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLATFORM SPECIALTY PRODUCTS CORPORATION

January 12, 2015	By:	/s/ Frank J. Monteiro
	Name:	Frank J. Monteiro
	Title:	Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title

99.1	CAS’ audited combined balance sheets as of December 31, 2013 and 2012, and the related audited combined statements of income, comprehensive income, net parent investment, and cash flows for each of the years in the two-year period ended December 31, 2013 (filed as Exhibit 99.1 to Platform’s Current Report on Form 8-K filed with the SEC on July 11, 2014, and incorporated herein by reference).

99.2	CAS Management’s Discussion of Operations and Cash Flows for the audited fiscal years ended December 31, 2013 and 2012 and the unaudited nine-month periods ended September 30, 2014 and 2013.

99.3	CAS’ unaudited combined carve-out interim financial statements consisting of an unaudited balance sheet as of September 30, 2014 and the related unaudited combined statements of income, comprehensive income, net parent investment and cash flows for the nine-month periods ended September 30, 2014 and 2013.

99.4	Platform’s unaudited pro forma combined consolidated balance sheets as of September 30, 2014 and the related unaudited pro forma combined consolidated statement of operations of Platform for the nine-month period ended September 30, 2014 and the year ended December 31, 2013, in each case giving effect on a pro forma basis to the CAS Acquisition, the proposed Arysta Acquisition and the related financings. For the year ended December 31, 2013, the pro forma is also giving effect to the completed MacDermid Acquisition and the related financings.

Exhibit 99.2

CAS MANAGEMENT’S DISCUSSION OF OPERATIONS AND CASH FLOWS

The following discussion is intended to provide a high-level discussion of the major elements of the combined income statement and unaudited statements of cash flows of Chemtura AgroSolutions (“CAS”) of Chemtura Corporation (“Chemtura”). Platform did not own CAS for any of the periods discussed below and CAS’ results described below may not be indicative of CAS’ results for future periods. This section should be read in conjunction with CAS’ audited combined financial statements and footnotes for the years ended December 31, 2013 and 2012, and the combined financial statements and footnotes for the nine months ended September 30, 2014 and 2013 (collectively, the “CAS Financial Statements”), on which this discussion is solely based, and the unaudited pro forma information provided in this Current Report on Form 8-K.

In some cases, CAS has identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying forward-looking statements, including the negative of those words and phrases. Such forward-looking statements are based on Chemtura’s current views and assumptions regarding future events, future business conditions and our outlook based on currently available information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

Overview

Established over 50 years ago, CAS is a leading niche provider of seed treatment and agrochemical products for a wide variety of crop protection applications in numerous geographies. CAS focuses on specific target applications and offers a variety of proven plant health and pest control products to growers. CAS’ business is comprised of seven major product lines: seed treatments; insecticides; miticides; herbicides; fungicides; plant growth regulators; and adjuvants.

CAS’ products are developed for use on high-value target crops such as tree and vine fruits, ornamentals and nuts and for commodity row crops such as soybeans, oilseed rape and corn. CAS’ dedicated sales force works with growers and distributors to promote the use of CAS’ products throughout a crop’s growth cycle and to address selective regional, climate and growth opportunities. Historically, CAS has expanded its presence in worldwide targeted markets by developing or acquiring crop protection products and obtaining registrations for new products, new uses for existing products and use of existing products in new countries.

CAS works closely with customers, distributors, and individual growers as part of an on-the-ground coordinated effort. CAS develops products in response to ongoing customer demands, drawing upon existing technologies and tailoring them to match immediate needs. For example, a grower’s crops may require varying levels of treatment depending on weather conditions and the degree or type of infestation. CAS’ research and technology is therefore geared towards responding to threats to crops around the world under a variety of conditions.

Product registration is a significant competitive advantage, particularly in developed countries and CAS’ experience with registering products provides a valuable advantage in this regard. Registration of products is a complex process in which CAS has developed proficiency over time.

Results of Operations

($ in millions)	For the nine months ended September 30		For the year ended December 31
	(Unaudited)
	2014	2013	2013	2012
NET SALES	$353.8	$342.3	$449.3	$410.1

COSTS AND EXPENSES
Cost of goods sold, excluding depreciation	206.8	209.0	275.1	252.9
Selling, general and administrative expenses	57.7	48.7	65.0	63.7
Depreciation and amortization	10.3	10.9	14.4	15.1
Research and development	7.8	8.6	13.2	13.4
Facility closures, severance and related (benefit) costs	—	(0.3)	(0.3)	2.7
Equity (income) loss	(0.1)	2.1	(1.0)	2.6
OPERATING INCOME	71.3	63.3	82.9	59.7

Interest expense	(0.2)	(0.2)	(0.2)	(0.4)
Other income (expense), net	6.1	(4.4)	(6.6)	(3.2)
Earnings before income taxes	77.2	58.7	76.1	56.1
Income tax expense	(38.1)	(15.8)	(29.2)	(17.7)
Net earnings	$39.1	$42.9	$46.9	$38.4

The following data should be read in conjunction with the CAS Financial Statements.

Nine Months ended September 30, 2014 Compared to Nine Months ended September 30, 2013

Revenues

Net sales increased 3.4% from $342.3 million in the nine months ended September 30, 2013 to $353.8 million in the first nine months of 2014 primarily as a result of strong demand in Latin America due both to a high level of demand for pest control in the soybean market and the growth in cultivated acreage in addition to growth in North America (miticides). Overall higher volumes and improved selling prices offset the unfavorable effect of foreign currency translation.

Cost of Goods Sold, Excluding Depreciation

Cost of goods sold, excluding depreciation, decreased from $209.0 million in the nine months ended September 30, 2013 to $206.8 million in the first nine months of 2014 due primarily to the benefit of favorable volume and product mix changes in addition to lower raw material costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $9.0 million in the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013, primarily due to an increase in employee associated expenses and allowances for doubtful accounts and legal expenses.

Depreciation and Amortization

Depreciation and amortization expenses decreased by $0.6 million in the first nine months of 2014 compared to the nine months ended September 30, 2013 due to a number of intangible assets being fully amortized.

Research & Development

Research and development costs decreased by $0.8 million in the first nine months of 2014 compared to the nine months ended September 30, 2013, primarily due to lower third party study expense.

Facility Closures, Severance and Related (Benefit) Costs

The benefit for the nine months ended September 30, 2013 related to the true-up of estimated accruals from the 2012 restructuring charges allocated to CAS from Chemtura.

Equity (Income) Loss

Equity loss decreased from $2.1 million for the nine months ended September 30, 2013 to income of $0.1 million for the first nine months of 2014 due to winding down the ISEM Joint Venture. Administrative activity ceased during 2014 and final distributions to shareholders occurred in August 2014.

Interest Expense

Interest expense was comparable for the nine months ended September 30, 2014 and 2013.

Other Income (Expense), net

Other income increased to $6.1 million for the nine months ended September 30, 2014 from an expense of $4.4 million for the nine months ended September 30, 2013 primarily due to changes in foreign exchange rates.

Income Tax Expense

For the nine months ended September 30, 2014 and 2013, CAS reported an income tax expense of $38.1 million and $15.8 million, respectively. The income tax expense reported for the nine months ended September 30, 2014 and 2013 is related to taxable income of certain of CAS’ international and domestic subsidiaries.

Year ended December 31, 2013 compared with year ended December 31, 2012

Revenues

Net sales increased by 9.6% from $410.1 million in 2012 to $449.3 million in 2013 primarily as a result of improved sales volume in both North America and Latin America for miticide and seed treatment products coupled with the introduction of new products and higher selling prices. The increase reflected $34 million in higher sales volume and $18 million in higher selling prices partially offset by $12 million of unfavorable foreign currency translation, primarily related to Latin America.

Cost of Goods Sold, Excluding Depreciation

Cost of goods sold, excluding depreciation, increased from $252.9 million or 61.7% of net sales to $275.1 million or 61.2% of net sales due primarily to improved product mix along with sales volume growth.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses grew by 2% from $63.7 million to $65 million year over year primarily as a result of increases in advertising and selling expenses partially offset by the execution and completion of cost cutting restructuring plans related to corporate overhead costs.

Depreciation and Amortization

Depreciation and amortization expense was comparable year over year.

Research & Development

Research and development costs for the year ended December 31, 2013 were in line with those for the year ended December 31, 2012.

Facility Closures, Severance and Related (Benefit) Costs

Facility closures, severance and related benefits of $0.3 million in 2013 related to the true-up of estimated accruals from the 2012 restructuring charges allocated to CAS from Chemtura.

For 2012, facility closures, severance and related costs of $2.7 million consisted of costs for improvement of the operating effectiveness of certain global corporate functions.

Equity (Income) Loss

The change in equity (income) loss between 2012 and 2013 from a $2.6 million loss to $1 million of income relates primarily to the gain on the sale of product lines in CAS’ ISEM joint venture (the “ISEM Joint Venture”).

Interest Expense

The decrease in interest expense from 2012 to 2013 from $0.4 million to $0.2 million related to a decrease in the average borrowings and related interest rate on a line of credit in India.

Other Income (Expense), net

The increase in other expense from $3.2 million to $6.6 million relates primarily to foreign exchange movements.

Income Tax Expense

The effective income tax rate increased from 31.6% to 38.4% from 2012 to 2013 due primarily to an increased level of income subject to overseas taxes as well as some changes in overseas statutory rates.

Cash Flows

The following table summarizes CAS’ primary sources and uses of cash for the periods indicated:

($ in thousands)	For the nine months ended September 30 (unaudited)		For the year ended December 31
	2014	2013	2013	2012
Net cash (used in) provided by operating activities	$(16,134)	$53,825	$52,907	$63,170
Net cash (used in) provided by investing activities	(4,574)	3,913	12,783	(12,147)
Net cash provided by (used in) financing activities	19,723	(56,325)	(64,371)	(50,049)

Net cash used by operating activities for the nine months ended September 30, 2014 was $16.1 million, and the net cash flow provided by operating activities for the nine months ended September 30, 2013 was $53.8 million. The change in cash flows between periods was primarily due to increases in accounts receivable as a result of increased sales, extended terms for certain products in North America and the discontinuation of certain financing facilities with banks in Brazil. Additionally, inventory increased due to the build for the growing season particularly in Latin America.

Net cash provided by operating activities decreased from $63.2 million to $52.9 million from 2012 to 2013 primarily due to increases in accounts receivable and decreases in accrued expenses partially offset by an increase in accounts payable, a decrease in inventories and higher net earnings.

Investing Activities

Net cash used by investing activities for the nine months ended September 30, 2014 was $4.6 million compared to cash provided by investing activities of $3.9 million in the same period in 2013. 2013 included $10.7 million from the sale of product lines in CAS’ ISEM Joint Venture.

Net cash provided or used by investing activities for 2013 as compared to 2012 was primarily affected by the investments in, dividends from and loans provided to and repayment of loans from, unconsolidated entities.

Substantially all such investments were dissolved or otherwise divested during 2014. Capital expenditures for both property plant and equipment and for crop registration expenses were comparable in 2013 and 2012.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2014 was $19.7 million compared to $56.3 million used in the same period of 2013. The cash in 2014 was provided by CAS’ parent in order to fund the changes in working capital related to operating activities described above and to fund the cash used in investing activities.

Net cash used in financing activities increased approximately $14.4 million in 2013 compared to 2012 due primarily to additional cash generated by the combined investing and operating activities being provided to Chemtura.

Significant Accounting Policies and Critical Estimates

CAS’ significant accounting policies, which are the basis of this following presentation, are more fully described in Note 1 to the CAS Financial Statements. As disclosed in Note 1, the preparation of financial statements in conformity with U.S. GAAP requires CAS management to make estimates and assumptions that impact the reported amounts and accompanying disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and also assumptions upon which accounting estimates are based. CAS management applies judgment based on their understanding and analysis of the relevant circumstances to reach these decisions. By their nature, these judgments are subject to an inherent degree of uncertainty. Accordingly, actual results could differ significantly from the estimates applied.

Those areas requiring the greatest degree of management judgment or deemed most critical to financial reporting involve:

Revenue Recognition

Substantially, all of CAS’ revenues are derived from the sale of products, net of reductions for sales discounts and volume discounts. Revenue is recognized when risk of loss and title to the product is transferred to the customer. Revenue is recorded net of taxes collected from customers that are remitted to governmental authorities with the collected taxes recorded as current liabilities until remitted to the respective governmental authorities. CAS’ products are sold subject to various shipping terms included on its sales invoices and order confirmation documents.

Stock-Based Compensation

Compensation expense includes grants under Chemtura’s stock based compensation plans to employees of CAS. Chemtura recognizes compensation expense for stock-based awards issued over the requisite service period for each separately vesting tranche, as if multiple awards were granted. Stock-based compensation expense is measured at the date of grant, based on the fair value of the award.

Operating Costs and Expenses

Cost of goods sold (“COGS”) includes all costs incurred in manufacturing goods, including raw materials, direct manufacturing costs and manufacturing overhead. COGS also includes warehousing, distribution, engineering, purchasing, customer service, environmental, health and safety functions, and shipping and handling costs for outbound product shipments. SG&A expenses include costs and expenses related to the following functions and activities: selling, advertising, marketing, legal, provision for doubtful accounts, business related and corporate facilities and administration. SG&A expenses also include accounting, information technology, finance and human resources, excluding direct support in manufacturing operations, which is included as COGS. Research and development (“R&D”) expenses include basic and applied research and development activities of a technical and non-routine nature. R&D costs are expensed as incurred. COGS, SG&A and R&D expenses exclude depreciation and amortization expenses which are presented on a separate line in the accompanying combined statements of income.

Income Taxes

CAS does not file separate U.S. federal tax returns, but rather is included as part of the various U.S. returns filed by Chemtura or its subsidiaries. For the purpose of the CAS Financial Statements, the CAS tax provision was computed as if it were a separate company using the tax rates in effect at the time. Chemtura manages its tax position for the benefit of its entire portfolio of businesses, and its tax strategies, including utilization of loss carry forwards, are not necessarily reflective of what CAS would have followed as a standalone entity.

Accrued federal, state and foreign income tax balances are treated as fully settled with Chemtura immediately. Therefore, they are included in net parent investment in the accompanying combined balance sheets.

CAS accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted rates. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to its taxable income in the years in which these temporary differences are expected to be recovered or settled.

CAS recognizes the financial statement effects of an uncertain income tax position when it is more likely than not, considering the technical merits of the position based on specific tax regulations and the facts of each matter, that the position will be sustained upon examination. CAS accrues for other tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated.

In establishing the appropriate income tax valuation allowances, CAS assesses its net deferred tax assets based on all available evidence, both positive and negative, to determine whether it is more likely than not that the remaining net deferred tax assets or a portion thereof will be realized. The tax benefit or valuation allowance relating to net operating losses is recognized and is evaluated on a stand-alone basis.

Provision is made for taxes on undistributed earnings of foreign subsidiaries and related companies to the extent that such earnings are not deemed to be indefinitely reinvested.

Accounts receivable are recorded at the invoiced amount less an allowance for doubtful accounts. The allowance for doubtful accounts reflects a reserve representing Chemtura’s estimate of the amounts that may not be collectible. Chemtura considers many factors in estimating CAS’ reserves, including historical data, experience, customer types, credit worthiness and economic trends. From time to time, Chemtura may adjust its assumptions for anticipated changes in any of these or other factors expected to affect collection. Accounts receivable, net also includes a reserve for sales returns based on historical return rates.

In addition, CAS accrues the estimated cost of customer rebates as a reduction of sales. Customer rebates are primarily based on customers achieving defined sales targets over a specified period of time. CAS estimates the cost of these rebates based on the likelihood of the rebate being achieved and recognize the cost as a deduction from sales when such sales are recognized. Rebate programs are monitored on a regular basis and adjusted as required. Customer rebates outside of the United States in 2013 and 2012 are included as a reduction to accounts receivable on CAS’ combined balance sheets as they are typically settled as credits. Customer rebates in the United States in 2013 and 2012 are included in accrued expenses on CAS’ combined balance sheets as they are typically settled in cash.

Inventory Valuation

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method. Adjustments to net realizable value for excess and obsolete inventory are estimated and recorded based on a variety of factors, including the age of the inventory, product and regulatory changes, and estimated future demand.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, and are depreciated over their estimated economic useful lives. Depreciation expense is computed on the straight-line method using the following ranges of asset lives: land improvements – 3 to 20 years; buildings and improvements – 2 to 40 years; machinery and equipment – 2 to 25 years; information systems and equipment – 2 to 10 years; motor vehicles – 5 to 9 years; and furniture, fixtures and other – 1 to 10 years.

Renewals and improvements that significantly extend the useful lives of the assets are capitalized. Capitalized leased assets and leasehold improvements are depreciated over the shorter of their useful lives or the remaining lease term. Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible Assets

Patents, crop re-registration costs, trademarks, production rights and other intangibles assets are being amortized principally on a straight-line basis over their estimated useful lives using the following ranges: patents – 5 to 20 years; crop re-registration costs – 15 years in the United States and 10 years in Europe; trademarks – 6 to 40 years; production rights – 10 years; and other intangibles – 5 to 20 years.

Recoverability of Long-Lived Assets

CAS evaluates the recoverability of the carrying value of certain long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under such circumstances, CAS assesses whether the projected undiscounted cash flows of its long-lived assets are sufficient to recover the existing unamortized cost of its long-lived assets. If the undiscounted projected cash flows are not sufficient, CAS calculates the impairment amount by discounting the projected cash flows using its weighted-average cost of capital. The amount of the impairment is written off against earnings in the period in which the impairment is determined.

Pension Benefits

CAS’ U.S. employees participate in the defined contribution pension plans as administered and sponsored by Chemtura. Pension expense related to these defined contribution plans for CAS is reflected in net earnings on CAS’ combined statements of income.

Environmental Liabilities

Each quarter, CAS evaluates and reviews its estimates for future remediation, operation and management costs directly related to environmental remediation to determine appropriate environmental reserve amounts. For each site where remediation is probable and the cost is reasonably estimable, CAS determines the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by CAS and the anticipated time frame over which payments to implement the remediation plan will occur. At sites where CAS expects to incur ongoing operations and maintenance expenditures, those costs which are probable and reasonably estimable are accrued on an undiscounted basis, for a period of generally 10 years.

Litigation and Contingencies

In accordance with guidance in ASC Topic 450, Contingencies, CAS records amounts representing its estimated liability for claims, litigation and guarantees. As information about current or future litigation or other contingencies becomes available, management assesses whether such information warrants the recording of additional expenses relating to those contingencies. CAS records such amounts when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Exhibit 99.3

Chemtura AgroSolutions Business of Chemtura Corporation

As of and for the Nine Months ended September 30, 2014

Combined Carve-Out Interim Financial Statements and Footnotes

CHEMTURA AGROSOLUTIONS BUSINESS OF CHEMTURA CORPORATION

COMBINED STATEMENTS OF INCOME (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(in thousands of US dollars)

	Nine months ended September 30,

	2014	2013

NET SALES	$353,801	$342,334

COSTS AND EXPENSES
Cost of goods sold (excluding depreciation)	206,821	208,967
Selling, general and administrative	57,729	48,714
Depreciation and amortization	10,313	10,941
Research and development	7,753	8,583
Facility closures, severance and related benefit	-	(282)
Equity (income) loss	(69)	2,135

OPERATING INCOME	71,254	63,276

Interest expense	(185)	(156)
Other income (expense), net	6,137	(4,411)

Earnings before income taxes	77,206	58,709
Income tax expense	38,072	15,797

Net earnings	$39,134	$42,912

See Accompanying Notes to Combined Financial Statements

CHEMTURA AGROSOLUTIONS BUSINESS OF CHEMTURA CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of US dollars)

	Nine months ended September 30,

	2014		2013
Net earnings	$	39,134	$	42,912

Other comprehensive (loss):
Foreign currency translation		(16,961)		(8,077)

Comprehensive income attributable to Chemtura AgroSolutions Business	$	22,173	$	34,835

See Accompanying Notes to Combined Financial Statements

CHEMTURA AGROSOLUTIONS BUSINESS OF CHEMTURA CORPORATION

COMBINED BALANCE SHEETS

AS OF SEPTEMBER 30, 2014 (UNAUDITED) AND DECEMBER 31, 2013

(in thousands of US dollars)

	September 30, 2014	December 31, 2013
	(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$5,240	$6,859
Accounts receivable, net	182,985	132,771
Inventories, net	110,744	87,224
Other current assets	15,779	13,852

Total current assets	314,748	240,706

NON-CURRENT ASSETS
Property, plant and equipment, net	24,010	32,693
Intangible assets, net	28,732	28,023
Investments in non-consolidated entities	1,961	5,752
Other assets	5,349	5,086

Total Assets	$374,800	$312,260

LIABILITIES AND NET PARENT INVESTMENT

CURRENT LIABILITIES
Short term debt	$-	$1,130
Accounts payable	37,369	31,243
Accrued expenses	36,336	18,179

Total current liabilities	73,705	50,552

NON-CURRENT LIABILITIES
Asset retirement obligations	117	272
Other non-current liabilities	2,303	2,267

Total liabilities	76,125	53,091

NET PARENT INVESTMENT
Total Net Parent Investment	298,675	259,169

Total Liabilities and Net Parent Investment	$374,800	$312,260

See Accompanying Notes to Combined Financial Statements

CHEMTURA AGROSOLUTIONS BUSINESS OF CHEMTURA CORPORATION

COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(in thousands of US dollars)

	Nine months ended September 30,

Increase (decrease) in cash	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$39,134	$42,912
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities
Depreciation and amortization	10,313	10,941
Gain on sale of assets	(32)	(47)
Provision for doubtful accounts	7,508	597
Equity (income) loss	(69)	2,135
Deferred taxes	(340)	-
Facility closures, severance and related benefit	-	(282)
Stock-based compensation expense funded by Chemtura	683	687
Changes in assets and liabilities, net:
Accounts receivable	(68,244)	(29,561)
Inventories	(29,286)	1,385
Accounts payable	8,319	11,269
Other current assets and liabilities	(2,831)	1,039
Other assets	(21)	272
Accrued expenses	18,732	12,478

Net cash (used in) provided by operating activities	(16,134)	53,825

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures – plant, property and equipment	(3,242)	(2,430)
Capital expenditures – crop registration intangibles	(5,256)	(4,634)
Proceeds from sale of assets	141	82
Proceeds from joint venture	3,783	10,895

Net cash (used in) provided by investing activities	(4,574)	3,913

CASH FLOWS FROM FINANCING ACTIVITIES
Net parent investment	20,876	(55,275)
Short term debt repayment	(1,153)	(1,050)

Net cash provided by (used in) financing activities	19,723	(56,325)

CASH AND CASH EQUIVALENTS
Effect of exchange rates on cash and cash equivalents	(634)	(683)

Change in cash and cash equivalents	(1,619)	730
Cash and cash equivalents at beginning of period	6,859	6,419

Cash and cash equivalents at end of period	$5,240	$7,149

See Accompanying Notes to Combined Financial Statements

CHEMTURA AGROSOLUTIONS BUSINESS OF CHEMTURA CORPORATION

COMBINED STATEMENTS OF NET PARENT INVESTMENT (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(in thousands of US dollars)

	Net Parent Investment
Balance, January 1, 2014	$	259,169
Comprehensive income:
Net earnings		39,134
Equity adjustment for translation of foreign currencies		(16,961)
Contributions attributed to:
Net transfers from parent		17,333

Balance, September 30, 2014	$	298,675

See Accompanying Notes to Combined Financial Statements

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

1)	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Chemtura AgroSolutions Business is 100% owned by Chemtura Corporation (“Chemtura”). When we use the terms “Chemtura AgroSolutions Business”, “We”, “Us” and “Our” unless otherwise indicated or the context otherwise indicates, we are referring to the AgroSolutions Business of Chemtura Corporation to indicate the carved-out business to which these financial statements relate. When we use the terms “Chemtura” or the “Company”, unless otherwise indicated or the context otherwise requires, we are referring to Chemtura Corporation and its consolidated subsidiaries.

The Chemtura AgroSolutions Business focuses on specific target applications in six major product lines which include seed treatments, fungicides, miticides, insecticides, growth regulators and herbicides. We have developed our products for use on high-value target crops such as tree and vine fruits, ornamentals and nuts and for commodity row crops such as soybeans, oilseed rape and corn. Our dedicated sales force works with growers and distributors to promote the use of our products throughout a crop’s growth cycle and to address selective regional, climate, and growth opportunities. We expand our presence in worldwide targeted markets by developing or acquiring crop protection products and obtaining registrations for new uses and geographies where demand for our products and services has potential for growth. Our expertise in registering our product offerings and our diverse global position differentiates us from our competitors. We develop and sell our own products and we also sell and register products manufactured by others on a license and/or resale basis.

Our seed treatments are used to coat seeds in order to protect the seed during germination and protect the plant during initial growth phases. Seed treatment is an environmentally attractive form of crop protection involving localized use of agricultural chemicals at much lower use rates than other (foliar) agrichemical treatments. We anticipate growth in seed treatment resulting from the expanded use of higher value genetically modified seed.

Our fungicides are products that prevent the spread of fungi in crops which can cause damage resulting in loss of yield and profit for growers. Our miticides (acaricides) are products that control a variety of mite pests on the crops. Our insecticides are products used against insect pests at different stages of the life cycle from egg and larvae to nymph and adult. They have both crop and public health applications. Our plant growth regulators are products used for controlling or modifying plant growth processes without severe phytotoxicity. Our herbicides are products used to control unwanted plants while leaving the crops they are targeted to treat unharmed.

We work closely with our customers, distributors, and individual growers as part of an on-the-ground coordinated effort. We develop products in response to ongoing customer demands, drawing upon existing technologies and tailoring them to match immediate needs. For example, a grower’s crops may require varying levels of treatment depending on weather conditions and the degree of infestation. Our research and technology is therefore geared towards responding to threats to crops around the world as they emerge under a variety of conditions.

Our experience with registering products is a valuable asset, as registration is a significant barrier to entry, particularly in developed countries. Registration of products is a complex process in which we have developed proficiency over time. The breadth of our distribution network and the depth of our experience enable us to focus on profitable applications that have been less sensitive to competitive pricing pressures than broad commodity segments. This position allows us to attract licensing and resale opportunities from partner companies providing us new products and technologies to accompany our own existing chemistries.

Basis of Presentation

The accompanying combined carve-out interim financial statements are comprised of the Chemtura AgroSolutions Business activities distributed across 52 legal entities (the “Carve-Out Entities”) of the parent company. All intercompany balances and transactions between the operations of the Carve-Out Entities have been eliminated in the accompanying combined financial statements, no intercompany transactions existed outside of the Carve-Out Entities.

The accompanying combined financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”). These combined financial statements have been extracted from the accounting records of Chemtura on the basis of accounting policies and procedures described below in the section entitled Accounting Policies. These combined financial statements are not intended to be a complete presentation of the financial position or results of operations of the Chemtura AgroSolutions Business had it been a stand-alone entity. Our historical results of operations, financial position, and cash flows may not be indicative of what they would actually have been had we been a separate stand-alone entity, nor are they indicative of what our results of operations, financial position and cash flows may be in the future.

The combined financial statements have been prepared to assist in Chemtura’s proposed divestiture of its Chemtura AgroSolutions Business and to demonstrate the historical results of operations, financial position and cash flows of the Chemtura AgroSolutions Business for the indicated periods under Chemtura’s management.

The accompanying combined financial statements reflect the assets and liabilities that are directly attributable to the Chemtura AgroSolutions Business. The assets and liabilities excluded from the accompanying combined financial statements consist of:

-        Cash that has been swept into Chemtura’s centralized cash management system. For most of the entities constituting its business including the Chemtura AgroSolutions Business, Chemtura uses a centralized cash management approach to finance its operations. Accordingly, none of the cash or cash equivalents, debt or capital leases, including interest thereon not directly related to the Chemtura AgroSolutions business, has been reflected in these combined financial statements.

-        Other assets and liabilities at Chemtura subsidiary companies that are not directly related to, or are not specifically owned by, or commitments of the Chemtura AgroSolutions Business, including fixed assets shared by the Chemtura AgroSolutions business with other Chemtura businesses.

Revenue and costs directly related to the Chemtura AgroSolutions Business have been entirely attributed to the Chemtura AgroSolutions Business in the accompanying combined financial statements. We also receive services and support from other functions of Chemtura. Our operations are dependent upon the ability of these other businesses and functions to provide these services and support. The costs associated with these services and support have been allocated to us using methodologies primarily based on proportionate revenues or proportionate headcount of the Chemtura AgroSolutions Business, as compared to the revenues or headcount of Chemtura as a whole, which we believe is the most appropriate method of allocation. These allocated costs are primarily related to corporate administrative expenses and restructuring costs, employee related costs including pensions and other benefits, for corporate and shared employees, depreciation expense on shared assets, and rental and usage fees for shared assets for the following functional groups: information technology; legal; accounting and finance; human resources; marketing and product support; product development; customer support; treasury; facility; and other corporate and infrastructural services.

These allocated costs are recorded primarily in cost of goods sold (“COGS”), research and development (“R&D”), and selling, general and administrative (“SG&A”) expenses in the combined statements of income. Income taxes have been accounted for using the separate return method in the accompanying combined financial statements as described below. Management believes the assumptions and allocations underlying the combined financial statements are reasonable and appropriate under the circumstances.

These combined carve-out interim financial statements should be read in conjunction with the combined carve-out financial statements and notes for the period ended December 31, 2013. The combined results of operations for the nine months ended September 30, 2014 are not necessarily indicative of the results expected for the full year.

The combined carve-out interim financial statements included herein are unaudited; however, they contain all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the combined financial position of the Chemtura AgroSolutions Business as of September 30, 2014, and the results of its operations and cash flows for the nine months ended September 30, 2014 and September 30, 2013.

Accounting Policies

Combined Financial Statements

The combined financial statements include the global historical assets, liabilities and operations of the Chemtura AgroSolutions Business. All significant transactions and balances between operations within the Chemtura AgroSolutions Business have been eliminated when preparing the carve-out combined financial statements. All significant balances between the Chemtura AgroSolutions Business legal entities and other Chemtura legal entities have been reflected in Net Parent Investment in the accompanying combined balance sheets.

Revenue Recognition

All of Chemtura AgroSolutions Business revenues are derived from the sale of products, net of reductions for sales discounts and volume discounts. Revenue is recognized when risk of loss and title to the product is transferred to the customer. Revenue is recorded net of taxes collected from customers that are remitted to governmental authorities with the collected taxes recorded as current liabilities until remitted to the respective governmental authorities. Our products are sold subject to various shipping terms. Our terms of delivery are included on our sales invoices and order confirmation documents.

Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount less an allowance for doubtful accounts. Included in our accounts receivable, net are allowances for doubtful accounts in the amount of $13,813 thousand as of September 30, 2014 and $8,570 thousand as of December 31, 2013. The allowance for doubtful accounts reflects a reserve representing our estimate of the amounts that may not be collectible. We consider many factors in estimating our reserves, including historical data, experience, customer types, credit worthiness and economic trends. From time to time, we may adjust our assumptions for anticipated changes in any of these or other factors expected to affect collection. In August 2014, we were notified one customer in Brazil and a customer group in Kazakhstan were experiencing financial distress which culminated from financial difficulties that existed for these customers prior to June 30, 2014. Accordingly, we increased our allowance for doubtful accounts by $2,600 thousand and $3,050 thousand for Kazakhstan and Brazil respectively. Accounts receivable, net also includes a reserve for sales returns in the amount of $3,047 thousand as of September 30, 2014 and $2,744 thousand as of December 31, 2013 based on historical return rates.

In addition we recognize customer rebates as a reduction of sales. Customer rebates are primarily based on customers achieving defined sales targets over a specified period of time. We estimate the cost of these rebates based on the likelihood of the rebate being achieved and recognize the cost as a deduction from sales when such sales are recognized. Rebate programs are monitored on a regular basis and adjusted as required. Our allowances for customer rebates were $4,248 thousand as of September 30, 2014 and $3,240 thousand as of December 31, 2013. Customer rebates outside of the U.S. are included as a reduction to accounts receivable on our combined balance sheets as they are typically settled as credits. Customer rebates in the U.S. are included in accrued expenses on our combined balance sheets as they are typically settled in cash.

Inventory Valuation

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method. Adjustments to net realizable value for excess and obsolete inventory are estimated and recorded based on a variety of factors, including the age of the inventory, product and regulatory changes, and estimated future demand.

Operating Costs and Expenses

Cost of goods sold (COGS) includes all costs incurred in manufacturing goods, including raw materials, direct manufacturing costs and manufacturing overhead. COGS also includes warehousing, distribution, engineering, purchasing, customer service, environmental, health and safety functions, and shipping and handling costs for outbound product shipments. Selling, general & administration (SG&A) expenses include costs and expenses related to the following functions and activities: selling, advertising, marketing, legal, provision for doubtful accounts, business related and corporate facilities and administration. SG&A also includes accounting, information technology, finance and human resources, excluding direct support in manufacturing operations, which is included as COGS. Research and development (R&D) expenses include basic and applied research and development activities of a technical and non-routine nature. R&D costs are expensed as incurred. COGS, SG&A and R&D expenses exclude depreciation and amortization expenses which are presented on a separate line in the accompanying combined statements of income.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, and are depreciated over their estimated economic useful lives. Depreciation expense is computed on the straight-line method using the following ranges of asset lives: land improvements - 3 to 20 years; buildings and improvements - 2 to 40 years; machinery and equipment - 2 to 25 years; information systems and equipment - 2 to 10 years; motor vehicles – 5 to 9 years; and furniture, fixtures and other - 1 to 10 years.

Renewals and improvements that significantly extend the useful lives of the assets are capitalized. Capitalized leased assets and leasehold improvements are depreciated over the shorter of their useful lives or the remaining lease term. Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible Assets

Patents, crop re-registration costs, trademarks, production rights and other intangibles assets are being amortized principally on a straight-line basis over their estimated useful lives using the following ranges: patents - 5 to 20 years; crop re-registration costs – 15 years in the United States and 10 years in Europe; trademarks - 6 to 40 years; production rights - 10 years; and other intangibles - 5 to 20 years.

Investments in Non-Consolidated Entities

Through September 30, 2014, Chemtura AgroSolutions had an investment in an unconsolidated affiliate, ISEM S.r.l. (“ISEM”), accounted for under the equity method (see Note 18). Under the equity method, carrying value is adjusted for Chemtura AgroSolutions’ share of the investees’ earnings and losses, as well as capital contributions to and distributions from the company. Distributions in excess of equity method earnings are recognized as a return of investment and recorded as investing cash inflows in the accompanying combined statements of cash flows. Chemtura AgroSolutions classifies operating income and losses as well as gains and impairments related to its investment in the unconsolidated affiliate as a component of operating income or loss, as Chemtura AgroSolutions’ investment in such unconsolidated affiliate is an extension of the their core business operations. Equity method investments are reported as investments in non-consolidated entities on the combined balance sheets.

Chemtura AgroSolutions has an investment in an unconsolidated affiliate, Certis Europe B.V., over which it does not have the ability to exercise significant influence and is accounted for under the cost method. In accordance with the cost method, the initial investment is recorded at cost and we record dividend income when applicable dividends are declared. Cost method investments are reported as investments in non-consolidated entities on the balance sheet. If a decline in the fair value of a cost method investment is determined to be other than temporary, an impairment charge is recorded and the fair value becomes the new cost basis of the investment.

Recoverability of Long-Lived Assets

We evaluate the recoverability of the carrying value of certain long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under such circumstances, we assess whether the projected undiscounted cash flows of our long-lived assets are sufficient to recover the existing unamortized cost of our long-lived assets. If the undiscounted projected cash flows are not sufficient, we calculate the impairment amount by discounting the projected cash flows using our weighted-average cost of capital. The amount of the impairment is written off against earnings in the period in which the impairment is determined.

Pension Benefits

U.S. Chemtura AgroSolutions Business employees participate in the defined contribution pension plans as administered and sponsored by Chemtura. Pension expense related to these defined contribution plans for the Chemtura AgroSolutions Business is reflected in net earnings on the combined statements of income.

Income Taxes

For the purpose of these combined financial statements, the tax provision of the Chemtura AgroSolutions Business was derived from financial information included in the consolidated financial statements of Chemtura, including allocations and eliminations deemed necessary by management. The Chemtura AgroSolutions Business does not file separate U.S. federal tax returns, but rather is included as part of the various U.S. returns filed by Chemtura or its subsidiaries. For the purpose of the combined financial statements, the Chemtura AgroSolutions Business tax provision was computed as if it were a separate company using the tax rates in effect at the time. Chemtura manages its tax position for the benefit of its entire portfolio of businesses, and its tax strategies, including utilization of loss carry forwards, are not necessarily reflective of what the Chemtura AgroSolutions Business would have followed as a standalone entity.

Accrued federal, state and foreign income tax balances are treated as fully settled with Chemtura immediately. Therefore, they are included in net parent investment in the accompanying combined balance sheets.

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted rates. The effect of a change in tax rates on deferred tax assets is recognized in income in the period expected to apply its taxable income in the years in which these temporary differences are expected to be recovered or settled.

We recognize the financial statement effects of an uncertain income tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. We accrue for other tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated.

Provision is made for taxes on undistributed earnings of foreign subsidiaries and related companies to the extent that such earnings are not deemed to be indefinitely reinvested.

The tax benefit or valuation allowance relates to net operating losses (NOL’s) is recognized and is evaluated on a stand- alone basis.

In establishing the appropriate income tax valuation allowances, the Chemtura AgroSolutions Business assesses its net deferred tax assets based on all available evidence, both positive and negative, to determine whether it is more likely than not that the remaining net deferred tax assets or a portion thereof will be realized.

Environmental Liabilities

Each quarter we evaluate and review our estimates for future remediation, operation and management costs directly related to environmental remediation, to determine appropriate environmental reserve amounts. For each site where remediation is probable and the cost is reasonably estimable, we determine the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by us and the anticipated time frame over which payments to implement the remediation plan will occur. At sites where we expect to incur ongoing operations and maintenance expenditures, we accrue on an undiscounted basis, for a period of generally 10 years, those costs which are probable and reasonably estimable.

Litigation and Contingencies

In accordance with guidance in ASC Topic 450, Contingencies, we record in our combined financial statements amounts representing our estimated liability for claims, litigation and guarantees. As information about current or future litigation or other contingencies becomes available, management assesses whether such information warrants the recording of additional expenses relating to those contingencies. We record such amounts when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Stock-Based Compensation

Compensation expense includes grants under Chemtura’s stock based compensation plans to employees of the Chemtura AgroSolutions Business. We recognize compensation expense for stock-based awards issued over the requisite service period for each separately vesting tranche, as if multiple awards were granted. Stock-based compensation expense is measured at the date of grant, based on the fair value of the award.

Translation of Foreign Currencies

Our combined financial statements are presented in U.S. Dollars. The financial statements of our operations whose functional currency is not the U.S. Dollar are translated into U.S. Dollars at the exchange rates in effect at the balance sheet dates for assets and liabilities and at weighted average rates for the period for revenues and expenses. The unrealized foreign currency translation gains and losses on the net investment in these foreign operations are accumulated in the Net Parent Investment account as a component of other comprehensive income (loss), net of tax.

Cash and Cash Equivalents

Treasury activities of Chemtura are generally centralized. Cash balances for certain international locations are managed locally. Therefore, to the extent that cash balances are legally owned by the Chemtura AgroSolutions Business, they are reflected in the combined balance sheets and statements of cash flows.

Cash and cash equivalents include bank term deposits with original maturities of three months or less. There was no restricted cash included in cash and cash equivalents in the Chemtura AgroSolutions Business combined balance sheets at September 30, 2014 and December 31, 2013.

Sale of Accounts Receivables

Our Brazilian subsidiary (the “Seller”) utilized trade receivables financing facilities (the “Brazilian A/R Financing Facilities – Vendor Cambial”) with Citibank Brazil and Banco Itaú. Pursuant to these Brazilian A/R Financing Facilities – Vendor Cambial, and subject to certain conditions stated therein, the banks have agreed to finance for the end customers, on a revolving basis, certain trade receivables up to a maximum amount outstanding at any time of $24 million for Citibank and $8.5 million for Banco Itaú. We deemed the receivables settled upon receipt of funds from the banks. However, in August 2014, the bank notified us of a customer non-payment from one participant of this program. We settled our obligation to the bank during the third quarter.

In July 2014, we terminated our Brazilian A/R Financing Facilities – Vendor Cambial programs with Citibank Brazil and Banco Itaú.

As of September 30, 2014 and December 31, 2013, there was $0.9 million and $29.5 million, respectively, of outstanding accounts receivables under these Brazilian A/R Financing Facilities. Cost associated with this facility of $272 thousand and $1,339 thousand for the nine months ended September 30, 2014 and September 30, 2013 respectively, are included in SG&A in our combined statements of income.

Supplemental Cash Flow Information

Change in net parent investment in the combined statements of cash flows excludes stock based compensation costs, severance and related costs provided by Chemtura, allocated depreciation on shared assets, and changes in net assets due to foreign currency translation as they are non-cash transactions.

Segment Reporting

Chemtura AgroSolutions identifies its operating segments based on business activities, management responsibility, and geographical location. Currently, Chemtura AgroSolutions has organized its operations into a single operating segment that develops, manufactures and sells agricultural chemicals formulated for crops across geographic regions for the purpose of enhancing crop quality and improving crop yields. Chemtura AgroSolutions manages the production process from a global perspective as manufacturing plants are strategically located in several geographical regions and may serve one region or multiple regions.

Use of Estimates

The preparation of the combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates are used on a regular basis and, with the information available, management reviews its estimates when accounting for items and matters such as revenue recognition and accruals relating to environmental costs, allowances for uncollectible accounts receivable, inventory provisions, product warranties, estimated useful lives of intangible assets and plant and equipment, asset valuations, impairment and recoverability assessments, employee benefits and share-based compensation, taxes and related valuation allowances and provisions, restructuring and other provisions, contingencies and allocations of various expenses that have historically been incurred by Chemtura.

Accounting Developments

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The guidance in ASU 2013-02 requires an organization to present the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income, but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The guidance in ASU 2013-02 is effective for fiscal years beginning after December 15, 2012. The adoption of this guidance did not have an impact on our results of operations of financial position because it only provides for enhanced disclosure requirements.

In March 2013, the FASB issued ASU 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU” 2013-05”) . The amendments in ASU 2013-05 address the accounting for the cumulative translation adjustment when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013 (early adoption is permitted). The adoption of this amendment did not have a material impact on our financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013- 11”), providing guidance on the presentation of unrecognized tax benefits in the financial statements as either a reduction to a deferred tax asset or either a liability to better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses or tax credit carryforwards exist. The amendments in this ASU do not require new recurring disclosures. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this ASU should be applied prospectively to all unrecognized tax benefits that exist at the effective date. The adoption of the amendments in this ASU did not have a significant impact on our financial statements.

In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”). This guidance improves GAAP by more faithfully representing when a company or other organization discontinues its operations. ASU 2014-08 changed the criteria for reporting a discontinued operation. Under the new guidance, a disposal of part of an organization that has a major effect on its operations and financial results is a discontinued operation. ASU 2014-08 is effective on a prospective basis for interim and annual periods beginning on or after December 15, 2014 although early adoption is permitted. The adoption of the amendments in this ASU would not have an impact on our financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that the ASU will have on our combined financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

Risks and Uncertainties

Our revenues are largely dependent on the continued operation of our manufacturing facilities. There are many risks involved in operating agro chemical manufacturing plants, including the breakdown, failure or substandard performance of equipment, operating errors, and natural disasters, the need to comply with directives of, and maintain all necessary permits from, government agencies as well as potential terrorist attacks. Our operations can be adversely affected by raw material shortages, labor force shortages, energy shortages, work stoppages, increases in the price of raw materials or energy and our ability to recover cost increases through increased selling prices for our products and events impeding or increasing the cost of transporting our raw materials and finished products. The occurrence of material operational problems, including but not limited to the events described above, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility.

Our operations are also subject to various hazards incident to the production of industrial chemicals. These include the use, handling, processing, storage and transportation of certain hazardous materials. Under certain circumstances, these hazards could cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage and suspension of operations. Claims arising from any future catastrophic occurrence at any one of our facilities may result in us being named as a defendant in lawsuits asserting potential claims.

Sales volumes for our products, like all agricultural products, are subject to the sector’s dependency on weather, disease and pest infestation conditions. Adverse weather conditions in a particular region could adversely impact our financial condition, results of operations and cash flows. Additionally, our products are typically sold pursuant to contracts with extended payment terms in Latin America and Europe. Customary extended payment periods, which are tied to particular crop growing cycles, render us susceptible to losses from receivables during growing seasons in which harvests are weak and may adversely affect our results of operations and cash flows.

In all regions of the world there are directives, laws and/or regulations that require the testing and registration of all agrochemical products before they can be sold for application to crops. Each country appoints agencies responsible for the administration of these approval processes. Under these laws or when such laws and regulations are periodically changed, the products that have been previously registered may be required to undergo a process of re-registration. The re-registration process frequently demands tests to be repeated to more modern and exacting standards or may even require completely new types of tests to be completed. These tests and processes for both new and existing agrochemical products can take significant time to complete and resources to perform, and may ultimately be unsuccessful in their objective of securing a registration of new products or re-registration of existing products. There is no assurance when an existing product requires re-registration that it will be approved for continuing use or all of its previously approved uses can be sustained. Globally, many of our products are subject to such re-registration processes which may result in products having their approval for sale withdrawn in some countries.

International operations are subject to various risks which may or may not be present in U.S. operations. These risks include political instability, the possibility of expropriation, restrictions on dividends and remittances, instabilities of currencies, requirements for governmental approvals for new ventures and local participation in operations such as local equity ownership and workers’ councils. Currency fluctuations between the U.S. dollar and the currencies in which we conduct business have caused and will continue to cause foreign currency transaction gains and losses, which may be material. Any of these events could have an adverse effect on our international operations.

2)	RESTRUCTURING AND ASSET IMPAIRMENT ACTIVITIES

Restructuring Activities

During the second quarter of 2014, Chemtura approved further actions to consolidate its business’ organizational structure, which are in line with the restructuring actions approved by the Board in 2013. None of these restructuring actions materially benefitted or adversely impacted Chemtura AgroSolutions. There were no allocations of restructuring charges to Chemtura AgroSolutions related to the 2014 restructuring actions.

In February 2013, Chemtura approved a restructuring plan providing for, actions to reduce stranded costs related to divestitures of Antioxidants and Consumer products businesses and preserve pre-divestiture operating margins following the portfolio changes. Further, in October 2013, Chemtura approved additional restructuring actions to consolidate Chemtura’s Industrial business organizational structure in an effort to streamline the organization and gain efficiencies and additional cost savings. None of these restructuring plans materially benefitted or impacted Chemtura AgroSolutions as these plans were focused on reducing stranded costs that had previously been absorbed by the divested businesses of Chemtura. There were no allocations of restructuring charges to Chemtura AgroSolutions related to the 2013 restructuring plan.

In April, 2012 Chemtura approved actions to improve the operating effectiveness of certain global corporate functions. This plan is expected to reduce costs in the areas of Finance and Information Technology. Chemtura allocated a pre-tax restructuring charge of $2,687 thousand to Chemtura AgroSolutions to facility closures, severance and related costs for the year ended December 31, 2012. The remaining accrual for the 2012 plan ($18 thousand at December 31, 2013) was settled in 2014.

Asset Impairments

No impairment charge was recorded for the nine months ended September 30, 2014 and September 30, 2013.

3)	INVENTORIES

(In thousands)	September 30, 2014	December 31, 2013
Finished goods	$85,495	$64,821
Work in process	3,559	4,709
Raw materials and supplies	21,690	17,694

	$110,744	$87,224

Included in the above net inventory balances are inventory obsolescence reserves of approximately $2,859 thousand and $3,302 thousand as of September 30, 2014 and December 31, 2013 respectively. The increase of inventory balances at September 30, 2014 was primarily due to seasonality of the business.

4)	PROPERTY PLANT AND EQUIPMENT

(In thousands)	September 30, 2014	December 31, 2013
Land and improvements	$721	$6,405
Buildings and improvements	9,997	22,946
Machinery and equipment	60,742	82,595
Information systems and equipment	10,398	11,781
Motor vehicles	1,662	3,170
Furniture, fixtures and other	3,023	1,910
Construction in progress	3,098	1,727

	89,641	130,534
Less: accumulated depreciation	(65,631)	(97,841)

	$24,010	$32,693

During 2013, the Ankerweg facility located in the Netherlands was dedicated for production related to the CAS business, and the requisite fixed asset balances are included in the combined carve-out balance sheet as of December 31, 2013. In 2014 management implemented an operational change and re-purposed the Ankerweg facility to incorporate both CAS and non-CAS production activities. As a result certain fixed assets have been re-characterized from “dedicated” to “shared” for purposes of expense allocation. Accordingly, these shared assets have been excluded from the combined carve-out balance sheet as of September 30, 2014 in conformity with the historical CAS financial statement basis of preparation. The assets were accounted for as transfers between common controlled entities, and recorded through the Net Parent Investment account. The gross cost and related accumulated depreciation for the transfer approximated $37,433 thousand and $29,347 thousand respectively. Refer to Note 1 – Basis of Presentation

Depreciation expense amounted to $5,830 thousand and $5,662 thousand for nine months ended September 30, 2014, and September 30, 2013 respectively (includes allocated depreciation on shared assets of $3,169 thousand and $2,361 thousand for nine months ended September 30, 2014, and September 30, 2013 respectively).

5)	INTANGIBLE ASSETS

The intangible assets of the Chemtura AgroSolutions Business are comprised of the following:

	September 30, 2014			December 31, 2013
(In thousands)	Gross Value	Accumulated Amortization	Net Intangibles	Gross Value	Accumulated Amortization	Net Intangibles
Patents	$2,444	$(2,444)	$-	$2,489	$(2,482)	$7
Crop registration	60,780	(32,738)	28,042	56,282	(29,030)	27,252
Trademarks	22,914	(22,779)	135	22,923	(22,788)	135
Production rights	826	(448)	378	820	(383)	437
Other	7,258	(7,081)	177	7,465	(7,273)	192

Total	$94,222	$(65,490)	$28,732	$89,979	$(61,956)	$28,023

Amortization expense related to intangible assets amounted to $4,483 thousand and $5,279 thousand during the nine months ended September 30, 2014 and September 30, 2013 respectively. The total amount is comprised of $3,971 thousand and $3,414 thousand related to crop registration costs at September 30, 2014 and September 30, 2013 respectively and $512 thousand and $1,865 thousand related to trademarks, production rights and other intangibles at September 30, 2014 and September 30, 2013 respectively.

6)	INVESTMENTS IN NON-CONSOLIDATED ENTITIES

(In thousands)
Equity Method Investment	September 30, 2014	December 31, 2013
ISEM S.r.l. (50%)	$74	$3,865

Cost Method Investment
Certis Europe B.V. (15%)	1,887	1,887

	$1,961	$5,752

On January 26, 2011, we announced the formation of ISEM S.r.l. (“ISEM”), a strategic research and development alliance with Isagro S.p.A., which provided us access to two commercialized products and accelerated the development and commercialization of new active ingredients and molecules related to our Chemtura AgroSolutions Business. ISEM is a 50/50 joint venture between us and Isagro S.p.A. and is being accounted for as an equity method investment. Our investment in the joint venture was €20 million ($26 million), which was made in January 2011. During 2011 and 2012, we made our pro-rata share of shareholder loans to ISEM to fund operating requirements in the amount of €2.27 million ($3.0 million). These loans are recorded as other assets on the combined balance sheets.

During 2013, ISEM sold, in two separate transactions, its two product lines for a sum of €38 million ($51 million) and recorded a gain in its financial statements. We received a return of capital of €15 million ($20 million) and €2 million ($3 million) as a full repayment of a shareholder loan during 2013.

During the nine months ended September 2014, we received a return of capital of €2.8 million ($3.8 million). The joint venture continued to hold cash, accounts receivable, inventory and other administrative and tax accruals. We recorded equity income of $69 thousand and equity loss of $2,135 thousand for nine months ended September 30, 2014 and September 30, 2013, respectively. ISEM was dissolved during the fourth quarter of 2014. Refer to Note – 18 Subsequent Events for additional information.

On January 1, 2001, the Company entered into a 15% cost method investment in Certis Europe B.V. in an amount of $1,887 thousand.

7)	DEBT

Our Debt is comprised of the following:

(In thousands)	September 30, 2014	December 31, 2013
Line of credit facility in India	$-	$1,130

Our credit facility in India is a short term on demand facility supported by a U.S. parent guarantee and can be terminated upon payment of the outstanding balance. On April 8, 2010, we entered into an initial facility with Citibank of $1.45 million which was increased to $10 million on May 19, 2011. The interest rate on the line of credit is based on India’s local prime rate plus 75 basis points. During fiscal year 2014, the short term credit facility has been repaid. For the period ended September 30, 2014 and September 30, 2013 the interest rate on drawn down balances was 11.7% and 11.0% respectively. The interest expense was $20 thousand and $147 thousand for the period ended September 30, 2014 and September 30, 2013 respectively.

8)	ACCRUED EXPENSES

Our Accrued expenses are comprised of the following:

(In thousands)	September 30, 2014	December 31, 2013
Accrued customer rebates	$23,414	$4,754
Accrued compensation and benefits	4,661	5,229
VAT payable	3,886	1,985
Other accrued liabilities	4,375	6,211

	$36,336	$18,179

Accruals related to our customer rebate program in the U.S. are included in accrued expenses as they are typically settled in cash. This program operates from October to September annually, with payments of rebates accrued occurring in the last three months of the calendar year. The timing of these accruals and payments, in addition to seasonally higher sales in the spring and summer months, contributed to the significant increase in accrued customer rebates from December 31, 2013 to September 30, 2014.

9)	LEASES

Rental expenses under operating leases for nine months ended September 30, 2014 and September 30, 2013 were $1,647 thousand and $1,886 thousand respectively.

Real estate taxes, insurance and maintenance expenses are generally our obligations and, accordingly, were not included as part of rental payments. It is expected that in the normal course of business, leases that expire will be renewed or replaced by similar leases.

10)	OTHER INCOME (EXPENSE), NET

Other income (expense), net includes the following:

	Nine months ended September 30,

(In thousands)	2014	2013
Foreign exchange gain (loss), net	$5,928	$(5,229)
Other income, net	209	818

	$6,137	$(4,411)

11)	INCOME TAXES

For the nine months ended September 30, 2014 and September 30 2013, we reported an income tax expense of $38,072 thousand and $15,797 thousand, respectively. The tax expense reported for the nine months ended September 30, 2014 and September 30, 2013 is related to taxable income of certain of our international and domestic subsidiaries. For the nine months ended September 30, 2014, $9,641 thousand of foreign withholding taxes on dividends paid has been included in the tax provision.

In the nine months ended September 30, 2014, we maintained a valuation allowance against the tax benefits associated with our year-to-date losses in certain international jurisdictions. We will continue to adjust our tax provision through the establishment or reduction of non-cash valuation allowances until we determine that it is more-likely than not that the net deferred tax assets associated with our international operations will be utilized.

We have net liabilities related to unrecognized tax benefits of $561 thousand and $592 thousand at September 30, 2014 and December 31, 2013, respectively. We recognize interest and penalties related to unrecognized tax benefits as income tax expense.

We believe it is reasonably possible that our unrecognized tax benefits may decrease within the next year. This reduction may occur due to the statute of limitations expirations or conclusion of examinations by tax authorities. We further expect that the amount of unrecognized tax benefits will continue to change as a result of ongoing operations, the outcomes of audits and the expiration of the statutes of limitations. This change is not expected to have a significant impact on our financial condition.

12)	STOCK INCENTIVE PLANS

Compensation programs include share-based payments under various Chemtura stock-based compensation plans. Awards under these plans are granted to eligible officers, management employees and non-employee directors of Chemtura. Awards may be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock units (“RSUs”) and performance shares. Under the plans, Chemtura issues additional shares of common stock upon the exercise of stock options or the vesting of RSUs.

Description of the Plans

When Chemtura’s Plan of Reorganization became effective on November 10, 2010, Chemtura implemented the Chemtura 2010 Long-Term Incentive Plan (the “2010 LTIP”) which had been previously approved by the Bankruptcy Court. All stock-based compensation plans existing prior to the Effective Date were terminated and any unvested or unexercised shares associated with these plans were cancelled. The 2010 LTIP provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, dividend equivalent rights, stock units, bonus stock, performance awards, share awards, restricted stock, time based RSU’s and performance based RSU’s. The 2010 LTIP provides for the issuance of a maximum of 11 million shares to eligible Chemtura employees, in which certain Chemtura AgroSolutions Business employers are eligible to participate. Non-qualified and incentive stock options may be granted under the 2010 LTIP at prices equal to the fair market value of the underlying common shares on the date of the grant. All outstanding stock options will expire not more than ten years from the date of the grant. As of September 30, 2014, grants authorized under the 2010 LTIP are being administered through the following award plans; the 2009 Emergence Incentive Plan (the “2009 EIP”), the 2010 Emergence Incentive Plan (the “2010 EIP”), the 2010 Emergence Award Plan (the “2010 EAP”) and the 2011 Long-Term Incentive Plan (the “2011 LTIP”), 2012 Long-Term Incentive Awards (the “2012 Awards”), 2013 Long-Term Incentive Awards (the “2013 Awards”) as well as other grants made to the Board of Directors.

Total stock-based compensation expense, including amounts for RSUs and stock options, were $683 thousand and $687 thousand for the nine months ended September 30, 2014 and September 30, 2013 respectively. These expenses were reflected as follows in the combined statements of income:

	Nine months ended September 30,

	2014	2013
Selling, general and administrative expenses	$640	$630
Cost of goods sold	35	53
Research and development expenses	8	4

	$683	$687

13)	PENSIONS AND OTHER POST-RETIREMENT PLANS

Substantially all U.S. Chemtura AgroSolutions Business employees participate in the U.S. defined contribution pension plans as administered and sponsored by Chemtura. Contributions made by Chemtura for the defined contribution plans are determined as a percentage of the covered employee’s salary.

14)	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, other current assets, accounts payable and other current liabilities approximate their fair value because of the short-term maturities of these instruments.

Fair Value Measurements

We apply the provisions of ASC Topic 820 with respect to our financial assets and liabilities that are measured at fair value within the financial statements on a recurring basis. ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The fair value hierarchy specified by ASC Topic 820 is as follows:

—            Level 1 – Quoted prices in active markets for identical assets and liabilities.

—            Level 2 – Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market date.

—            Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

15)	ASSET RETIREMENT OBLIGATIONS

We apply the provisions of ASC Topic 410, Asset Retirements and Environmental Obligations (“ASC 410”), which require companies to make estimates regarding future events in order to record a liability for asset retirement obligations in the period in which a legal obligation is created. Such liabilities are recorded at fair value, with an offsetting increase to the carrying value of the related long-lived assets. The fair value is estimated by discounting projected cash flows over the estimated life of the assets using Chemtura AgroSolutions Business credit adjusted risk-free rate applicable at the time the obligation is initially recorded. In future periods, the liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset. We also adjust the liability for changes resulting from revisions to the timing or the amount of the original estimate. Upon retirement of the long-lived asset, we either settle the obligation for its recorded amount or incur a gain or loss.

Our asset retirement obligations include estimates for all asset retirement obligations identified for Chemtura AgroSolutions Business worldwide facilities. Our asset retirement obligations are primarily the result of legal obligations for the removal of leasehold improvements and restoration of premises to their original condition upon termination of leases at approximately seven facilities and warehouses; and decommissioning and decontamination obligations that are legally required to be fulfilled upon closure of two of our manufacturing facilities.

The following is a summary of the change in the carrying amount of the non-current asset retirement obligations during 2014 and 2013, the net book value of assets related to the asset retirement obligations at September 30, 2014 and December 31, 2013 and the related depreciation expense recorded for nine months ended September 30, 2014 and September 30, 2013.

(In thousands)	September 30, 2014	December 31, 2013
Asset retirement obligation balance at beginning of year	$272	$243
Transfer of shared liabilities through Net Parent Investment	(163)	-
Accretion expense - cost of goods sold	10	26
Payments	-	-
Foreign currency translation	(2)	3

Asset retirement obligation balance at end of period	$117	$272

Net book value of asset retirement obligation assets at end of period	$5	$5

At September 30, 2014 and December 31, 2013, $219 thousand and $78 thousand of the current asset retirement obligation balance were included in accrued expenses on our combined balance sheet respectively.

The related depreciation expense for the nine months ended September 30, 2014 and September 30, 2013 was nil.

16)	LEGAL PROCEEDINGS AND CONTINGENCIES

The Chemtura AgroSolutions Business is involved in claims, litigation, administrative proceedings and investigations of various types in a number of jurisdictions. A number of such matters involve, or may involve, claims for a material amount of damages and relate to or allege environmental liabilities, including clean-up costs associated with hazardous waste disposal sites, natural resource damages, property damage and personal injury.

Internal Review of Customer Incentive, Commission and Promotional Payment Practices

In 2009 and 2010, we conducted a review of various customer incentives, commission and promotional payment practices in the Europe, Middle East and Africa region of our business. This review – conducted under the oversight of the Audit Committee of the Board of Directors and with the assistance of outside counsel and forensic accounting consultants – identified evidence of suspicious payments to persons in certain Central Asian countries and activity intended to conceal the nature of such payments. The amounts of these payments were reflected in our books and records, but not recorded transparently, including payments redirected to persons other than the customers, distributors or agents specified in particular transactions. We disclosed the findings of our review to the Securities Exchange Commission (“SEC”). In 2012, the SEC staff advised us that it did not intend to recommend enforcement action by the Commission. Following our review, we have strengthened our worldwide internal controls relating to customer incentives and sales agent commissions and further enhanced our global policy prohibiting improper payments.

17)	RELATED PARTY TRANSACTIONS

Combined Statements of Income

The Chemtura AgroSolutions Business receives services and support functions from Chemtura for the following functions among others: information technology, legal services, accounting and finance services, human resources, marketing and product support, product development, customer support, treasury, facility and other corporate and infrastructural services. The costs associated with these services generally include employee related costs, including payroll and benefit costs as well as overhead costs related to the support functions. Functional costs are allocated to the Chemtura AgroSolutions Business based on measures including, but not limited to, headcount and revenue. Total allocated expenses recorded in these combined financial statements were as follows:

	Nine months ended September 30,

(In thousands)	2014	2013
Cost of goods sold	$3,843	$3,974
Selling, general and administrative	17,185	16,905
Depreciation and amortization on shared assets	3,169	2,361
Research and Development	8	4
Facility closures, severance and related benefit	-	(282)

	$24,205	$22,962

Combined Statements of Net Parent Investment

For purposes of these financial statements, amounts due from/to Chemtura and other non-Chemtura AgroSolutions subsidiaries of Chemtura, as well as accumulated foreign currency translation adjustments, have been included in Net Parent Investment.

As discussed in Note 1, Chemtura uses a centralized approach for domestic cash management and to finance its operations. During the periods covered by these combined financial statements, domestic cash receipts were collected by Chemtura on a regular basis while the Chemtura AgroSolutions Business’ domestic cash disbursements were funded through Chemtura’s cash accounts. These transactions are reflected in Net Parent Investment.

The Chemtura AgroSolutions Business does not file separate tax returns in the United States, but rather are included in the Federal and state income tax returns filed by Chemtura and its domestic subsidiaries in various domestic jurisdictions. The current Federal and state provisions for the Chemtura AgroSolutions Business is calculated on a stand-alone basis with the offsetting amounts recorded to Net Parent Investment.

18)	SUBSEQUENT EVENTS

On October 7, 2014, our ISEM joint venture was liquidated and dissolved.

Exhibit 99.4

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On October 31, 2013, Platform Specialty Products Corporation (“Platform,” “we,” “us,” “our” or the “Company”) indirectly acquired substantially all of the outstanding equity of MacDermid, Incorporated (“MacDermid”) for approximately $1.8 billion (including the assumption of approximately $754 million of indebtedness, consisting primarily of MacDermid’s first lien credit facility), plus (i) up to $100 million of contingent consideration tied to achieving certain EBITDA and stock trading price performance metrics over a seven year period following the closing of this acquisition and (ii) an interest in certain MacDermid pending litigation (the “MacDermid Acquisition”).

At the closing of the MacDermid Acquisition on October 31, 2013, we paid approximately $923 million in cash and issued approximately $100 million of new equity. The equity issued primarily consisted of shares of common stock of a then wholly-owned subsidiary of Platform that may be exchanged for shares of our common stock at future specified dates beginning one year after the closing. In addition, we acquired the remaining 3% of MacDermid in March 2014, pursuant to the terms of an Exchange Agreement, dated October 25, 2013, between us and the fiduciaries of the MacDermid, Incorporated Profit Sharing and Employee Savings Plan (the “401K Plan”). Most of the 401K Plan participants received shares of our common stock for their interests in MacDermid. We funded the cash portion of the purchase price and related transaction expenses with a combination of available cash on hand and approximately $137 million of proceeds from a warrant exchange offer.

On November 3, 2014, we completed the acquisition of certain legal entities and other assets and liabilities that comprise the Chemtura AgroSolutions business (“CAS”) of Chemtura Corporation, a Delaware corporation (“Chemtura”) for approximately $1.04 billion, consisting of $990 million in cash, after certain post-closing working capital and other adjustments, plus 2,000,000 shares of our common stock (the “CAS Shares”) and the assumption of certain liabilities by Platform (the “CAS Acquisition”). We funded the cash portion of the purchase price and related transaction expenses of the CAS Acquisition with a combination of available cash on hand and borrowings under an increase in term loans of approximately $389 million (approximately $259 million of which is denominated in Euros), $60 million under the U.S. Dollar revolving credit facility and €55 million ($69 million based on the September 30, 2014 exchange rate of $1.26 per €1.00) under the multicurrency revolving credit facility pursuant to our credit agreement, as amended and restated (the “Amended and Restated Credit Agreement”).

On October 20, 2014, we entered into a share purchase agreement (the “Arysta Acquisition Agreement”) pursuant to which we agreed to acquire all of the outstanding common stock of Arysta LifeScience Limited (“Arysta”) for approximately $3.51 billion, consisting of $2.91 billion of cash, subject to working capital and other adjustments, and $600 million of new Series B Convertible Preferred Stock (the “Arysta Acquisition”). We currently expect to fund the cash portion of the purchase price and related transaction expenses of the Arysta Acquisition through a combination of available cash on hand, which includes, but is not limited to, the net proceeds from our underwritten registered public offering of 16,445,000 shares of our common stock completed on November 17, 2014 at a public offering price of $24.50 per share, raising gross proceeds of approximately $403 million (the “Public Offering”), a contemplated offering of an aggregate principal amount of $920 million of senior notes (the “Notes”), and $1.1 billion of borrowings under first lien incremental term loans (the “Incremental Term Debt”). The Notes offering is subject to market conditions and there can be no assurance as to whether or when the offering may be launched or completed, or as to the actual size or terms of the offering. To the extent we issue less than $920 million of Notes, we may make borrowings pursuant to a commitment letter (the “Debt Commitment Letter”) entered into on October 20, 2014 with Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Nomura Corporate Funding Americas, LLC, Nomura Securities International, Inc., UBS AG, Stamford Branch and UBS Securities LLC (collectively, the “Commitment Parties”) for (i) up to $1.6 billion of first lien incremental term loans (the “Term Facility”) to be incurred under our Amended and Restated Credit Agreement and (ii) senior unsecured bridge loans (the “Senior Bridge Facility” and together with the Term Facility, the “Facilities” in an aggregate principal amount of $750 million, for the purposes of financing the proposed Arysta Acquisition and the fees and expenses in connection therewith, on the terms and subject to the conditions set forth in the Debt Commitment Letter. The Commitment Parties’ obligation to provide the Facilities is subject to a number of customary conditions precedent. Furthermore, we are under no obligation to borrow under the Facilities and we anticipate seeking a number of alternative financings for the proposed Arysta Acquisition in lieu of the Facilities, including, but not limited to, equity or debt offerings and other borrowings under our Amended and Restated Credit Agreement.

The unaudited pro forma condensed combined statements of operations for the nine months and twelve months ended September 30, 2014 and for the year ended December 31, 2013 give effect to the MacDermid Acquisition, the CAS Acquisition and the Arysta Acquisition as if they had been consummated on January 1, 2013. The unaudited pro forma condensed combined balance sheet as of September 30, 2014 gives effect to the CAS Acquisition and the proposed Arysta Acquisition as if they had been consummated on September 30, 2014.

References herein to “Predecessor 2013 Period” refer to the ten-month period from January 1, 2013 through October 31, 2013. References herein to “Successor 2013 Period” refer to the period from April 23, 2013 (inception) through December 31, 2013. References herein to “Predecessor 2013 Nine-Month Period” refer to the period from January 1, 2013 to September 30, 2013. References herein to “Successor 2014 Nine-Month Period” refer to the period from January 1, 2014 to September 30, 2014.

The following unaudited pro forma condensed consolidated balance sheet as of September 30, 2014 and the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2014 were derived from our unaudited consolidated financial statements and the unaudited combined and consolidated statement of operations of CAS and Arysta, respectively. The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2013 (inclusive of both the Successor 2013 and Predecessor 2013 Periods) were derived from our consolidated statement of operations and the audited combined and consolidated statement of operations of CAS and Arysta, respectively. The following unaudited pro forma condensed consolidated statement of operations for the twelve months ended September 30, 2014 has been calculated (i) for CAS and Arysta, by adding the unaudited nine months ended September 30, 2014 to the audited year ended December 31, 2013 and subtracting the unaudited nine months ended September 30, 2013 statement of operations, (ii) for Platform, by adding the unaudited Successor 2014 Nine-Month Period to the audited Successor 2013 Period and subtracting the unaudited period from April 23, 2013 (inception) to September 30, 2013, and (iii) for MacDermid, by subtracting the unaudited Predecessor 2013 Nine-Month Period from the audited Predecessor 2013 Period. The unaudited pro forma statements of operations and balance sheet do not reflect our acquisition of Percival S.A., including Percival S.A.’s agrochemical business, Agriphar, completed on October 1, 2014 (the “Agriphar Acquisition”) or the related financing, because the Agriphar Acquisition is not significant as defined by Rule 1-02(w) of Regulation S-X. The unaudited pro forma condensed consolidated financial information presented below is not necessarily indicative of future results and should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2013 and our quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 2014 and September 30, 2014, “CAS Management’s Discussion of Operations and Cash Flows” and “Arysta Management’s Discussion of Operations and Cash Flows,” CAS’s combined financial statements, Arysta’s consolidated financial statements and the respective notes thereto filed as exhibits to current reports on Form 8-K filed on January 12, 2015.

The pro forma adjustments are described in the accompanying notes and include the following:

•	The preliminary allocation of the purchase price to the CAS balance sheet as shown below:

(in millions)
Current assets	$318
Identifiable intangible assets	435
Goodwill	379
Property, plant, and equipment	19
Other long-term assets	6

Total assets	$1,157
Current liabilities	74
Other liabilities	41

Total liabilities	$115

Total consideration	$1,042

•	The preliminary allocation of the purchase price to the Arysta balance sheet as shown below:

(in millions)
Current assets	$1,165
Identifiable intangible assets	1,610
Goodwill	1,867
Property, plant, and equipment	77
Other long-term assets	82

Total assets	$4,801
Current liabilities	573
Other liabilities	543

Total liabilities	$1,116
Noncontrolling interest	63

Total liabilities and noncontrolling interest	$1,179

Total consideration	$3,622

The Company has not completed the detailed valuations necessary to estimate the fair value of the assets and the liabilities acquired in the CAS Acquisition, the Arysta Acquisition, and the related allocations of purchase price. Additionally, a final determination of the fair value of assets acquired and liabilities acquired will be based on the actual net tangible and intangible assets and liabilities of CAS and Arysta that exist as of the dates of the CAS Acquisition, if and when completed and the Arysta Acquisition. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. As the final valuations are performed, increases or decreases in the fair value of relevant balance sheet amounts and their useful lives will result in adjustments, which may be material, to the balance sheet and/or the statement of operations.

Pro forma adjustments to historical financial information are subject to assumptions described in the notes following the unaudited pro forma financial statements. Management believes that these assumptions and adjustments are reasonable and appropriate under the circumstances and are factually supported based on information currently available. The principal adjustments consist of the following:

•	the completion of the MacDermid Acquisition, the CAS Acquisition, and the Arysta Acquisition for the statements of operations, and the completion of the CAS Acquisition and the Arysta Acquisition for the balance sheet, in each case because the MacDermid Acquisition is included in the condensed consolidated balance sheet as of September 30, 2014;

•	borrowings under the Amended and Restated Credit Agreement;

•	the issuance of 25.5 million shares of common stock in the private placement completed on October 8, 2014 and November 6, 2014 of an aggregate of 16,060,960 shares and 9,404,064 shares, respectively, of our common stock at a price of $25.59 per share (the “October/November Private Placement”);

•	the issuance of 16.4 million shares of common stock in the Public Offering;

•	the anticipated financing related to the Arysta Acquisition in the form of the Notes issued in this offering and the Incremental Term Debt, which is backed by the financing available pursuant to the Debt Commitment Letter (the “Bridge Financing”);

•	the amendment to and assumption of MacDermid’s first lien credit facility for the MacDermid Acquisition and the amendment to such facility pursuant to the Amended and Restated Credit Agreement in connection with the CAS Acquisition; and

•	an adjustment to the results of operations to remove Platform’s recording of a one-time, non-cash expense of approximately $172 million upon the closing of the MacDermid Acquisition, which represents the fair value of the founder preferred dividend rights at that time, as this will not have an ongoing impact on the statement of operations. Future dividends payable in common stock will be recorded in equity.

The unaudited pro forma condensed consolidated financial statements are for illustrative and informational purposes only and are not intended to represent, or be indicative of, what our financial position or results of operations would have been had the CAS Acquisition or the proposed Arysta Acquisition occurred on the dates indicated. The unaudited pro forma condensed consolidated financial information also should not be relied upon as a representation of our future performance.

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA BALANCE SHEET AS OF SEPTEMBER 30, 2014

($ Thousands)	Platform (Historical)	CAS (Historical)	Arysta (Historical)	CAS Adjustments		Arysta Adjustments			Notes			Term Debt			Pro forma Balance Sheet
ASSETS
Current assets:
Cash and cash equivalents	$281,676	$5,240	$186,264	$516,355	CA	$			$			$			$
				651,315	CB		(126,264	) AA
				(4,104	) CC		(2,910,000	) AB					1,089,000	TA
				(691,220	) CD		386,801	AC		903,900	NA		(16,500	) TB		272,463
Restricted cash	315,000	—	—	(315,000	) CD											—
Accounts receivable, net	145,095	182,985	668,627													996,707
Inventories	79,325	110,744	287,447	29,000	CE
				(25,583	) CF		75,000	AD								555,933
Prepaid purchase price	63,854	—	—													63,854
Prepaid expenses and other current assets	26,754	15,779	73,517				(6,000	) AE
							25,638	AF
							2,457	AG								138,145

Total current assets	911,704	314,748	1,215,855	160,763			(2,552,368)			903,900			1,072,500			2,027,102

Property, plant, and equipment, net	133,942	24,010	77,250	(4,546	) CG											230,656
Goodwill	971,678	—	769,799	340,568	CH		(769,799	) AH
				38,668	CI		1,510,457	AI
							356,427	AJ								3,217,798
Intangible assets, net	664,920	28,732	512,158	(28,732	) CJ		(512,158	) AK
				435,000	CK		1,610,000	AL								2,709,920
Investments in non-consolidated entities	—	1,961	—	(1,961	) CL											—
Other assets	47,376	5,349	82,612	10,530	CC					16,100	NA		12,829	TB		174,796

TOTAL ASSETS	$2,729,620	$374,800	$2,657,674	$950,290			$(357,441)			$920,000			$1,085,329			$8,360,272

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	7,550	—	39,730	3,890	CM
				129,300	CA		(13,261	) AM					11,000	TC		178,209
Accounts payable, accrued expenses, and other	133,760	73,705	546,848				(6,000	) AE								748,313

Total current liabilities	141,310	73,705	586,578	133,190			(19,261)			—			11,000			926,522

Long-term debt	738,013	—	1,754,567	387,055	CA								1,089,000	TA
				(3,890	) CM		(1,754,567	) AM		920,000	NA		(11,000	) TC		3,119,178
Long-term contingent consideration	60,900	—	—													60,900
Other long-term liabilities	209,815	2,420	176,320	38,668	CI		356,427	AJ
							25,638	AF
							10,000	AO
							2,457	AG
							190,411	AN								1,012,156

TOTAL LIABILITIES	1,150,038	76,125	2,517,465	555,023			(1,188,895)			920,000			1,089,000			5,118,756

STOCKHOLDERS’ EQUITY
Preferred shares—Class A	20	—	—													20
Preferred shares—Class B	—	—	—				6	AN								6
Common shares	1,353	—	—	20	CN
				255	CB		164	AC								1,792
Additional paid in capital	1,703,407	—	1,065,779	51,980	CN		(1,065,779	) AP
				651,060	CB		521,954	AN
							386,637	AC								3,315,038
Retained deficit	(190,145)	—	(847,218)	(1,074	) CC		857,218	AP
				(8,299	) CD		(10,000	) AO					(3,671	) TB		(203,189)
Accumulated other comprehensive income	(33,440)	—	(111,382)				111,382	AP								(33,440)
Parent net investment	—	298,675	—	(298,675	) CO											—

Total stockholders’ equity	1,481,195	298,675	107,179	395,267			801,582			—			(3,671)			3,080,227
Noncontrolling interests	98,387		33,030				29,872	AQ								161,289

Total equity	1,579,582	298,675	140,209	395,267			831,454			—			(3,671)			3,241,516

Total liabilities and stockholders’ equity	$2,729,620	$374,800	$2,657,674	$950,290			$(357,441)			$920,000			$1,085,329			$8,360,272

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

	Platform (Historical)	CAS (Historical) (1)	Arysta (Historical) (2)	MacDermid Adjustments			CAS Adjustments			Arysta Adjustments			Anticipated Financing (3)						Pro forma Consolidated
													Notes			Term Debt
($ thousands except per share data)
Net sales	$569,640	$353,801	$1,062,212	$			$			$			$			$			$1,985,653
Cost of sales	285,507	212,651	666,497		(11,956	) MA		1,050	CP										1,153,749

Gross profit	284,133	141,150	395,715		11,956			(1,050)			—			—			—		831,904
Operating expenses:
Selling, technical, general, and administrative	231,737	62,212	261,859					(1,040	) CQ
								(670	) CR
								(9,600	) CS		(9,245	) AR
								(4,483	) CT		(46,323	) AS
								46,178	CU		124,500	AT							655,125
Research and development	18,464	7,753	6,710																32,927
Restructuring	971	—	—																971
Equity loss (income)	—	(69)	—					69	CL										—
Other	—	—	14,712																14,712

Total operating expense	251,172	69,896	283,281		—			30,454			68,932			—			—		703,735

Operating profit	32,961	71,254	112,434		11,956			(31,404)			(68,932)			—			—		128,169
Other (expense) income:
Interest, net	(23,375)	(185)	(72,743)					20	CV		73,751	AU
								(16,916	) CW					(50,025	) NB		(41,876	) TD	(131,349)
Other (expense) income, net	(3,671)	6,137	(20,028)																(17,562)

	(27,046)	5,952	(92,771)		—			(16,896)			73,751			(50,025)			(41,876)		(148,911)
(Loss) income before income taxes and non-controlling interests	5,915	77,206	19,663		11,956			(48,400)			4,819			(50,025)			(41,876)		(20,742)
Income tax benefit (provision)	3,542	(38,072)	(54,257)		(4,226	) MK		17,714	CX		(1,464	) AV		15,203	NC		12,726	TE	(48,834)

Net (loss) income	9,457	39,134	(34,594)		7,730			(30,686)			3,355			(34,822)			(29,150)		(69,576)
Net (income) loss attributable to non-controlling interest	(5,380)	—	(6,977)																(12,357)

Net (loss) income attributable to common shareholders	$4,077	$39,134	$(41,571)		7,730			$(30,686)			$3,355			$(34,822)			$(29,150)		$(81,933)

(Loss) Earnings Per Share
Basic	$0.03	n/a	n/a		n/a			n/a			n/a			n/a			n/a		$(0.50)
Diluted	$0.03	n/a	n/a		n/a			n/a			n/a			n/a			n/a		$(0.50)

Weighted average shares outstanding (millions)
Basic	124	n/a	n/a		n/a			n/a			n/a			n/a			n/a		166	SA
Diluted	141	n/a	n/a		n/a			n/a			n/a			n/a			n/a		166	SB

(1)	The historical statement of operations of CAS presents cost of goods sold (excluding depreciation) of $206,821 as an operating expense. For purposes of this pro forma, this amount plus $5,830 of related depreciation is presented as cost of sales to present gross profit for the acquired business.
(2)	Historical Arysta amounts presented in US GAAP presentation based upon its IFRS basis financial statements. Adjustments to convert the IFRS basis to US GAAP basis are included in the Arysta adjustments column.
(3)	Platform anticipates financing a portion of the cash consideration for the Arysta Acquisition with the net proceeds of this offering and the Incremental Term Debt as reflected in this pro forma balance sheet. Platform also has Bridge Financing available; however, it believes it is unlikely that the Bridge Financing will be drawn upon. If Platform is unavailable to finance a portion of the cash consideration for Arysta as anticipated, the net loss to common shareholders on a pro forma basis may increase by up to approximately $15 million. The amount of loss is dependent on several factors, including the terms of the Bridge Financing and whether alternative sources of equity or debt financing are available.

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

	As Reported		MacDermid Adjustments			Combined Successor and Predecessor Income Statement	CAS (Historical) (3)	Arysta (Historical) (4)	CAS Adjustments			Arysta Adjustments			Anticipated Financing (5)						Pro forma Consolidated
	Platform (Historical) (1)	MacDermid (Historical) (2)													Notes			Term Debt
	Successor	Predecessor
($ thousands except per share data)
Net sales	$118,239	$627,712	$			$745,951	$449,255	$1,508,925	$			$			$			$			$2,704,131
Cost of sales	82,587	304,875		(23,912	) MA
				3,226	MB	366,776	282,673	979,335		1,400	CP										1,630,184

Gross profit	35,652	322,837		20,686		379,175	166,582	529,590		(1,400)			—			—			—		1,073,947

Operating expenses:
Selling, technical, general, and administrative	54,521	207,554		(247	) MC		71,778	338,893
				(9,317	) MD
				(32,121	) ME					(2,834	) CQ
				(31,253	) MF					(753	) CR
				57,500	MG					(6,796	) CT		(56,959	) AS
				626	MB	247,263				61,570	CU		166,000	AT							818,162
Non-cash charge related to preferred stock dividend rights	172,006	—		(172,006	) MH	—	—	—													—
Research and development	3,995	19,898		(24	) MB	23,869	13,243	8,866													45,978
Restructuring	762	3,636				4,398	(271)	—													4,127
Equity income	—	—				—	(1,020)	(783)		1,020	CL										(783)
Other	—	—				—	—	45,030													45,030

Total operating expense	231,284	231,088		(186,842)		275,530	83,730	392,006		52,207			109,041			—			—		912,514

Operating (loss) profit	(195,632)	91,749		207,528		103,645	82,852	137,584		(53,607)			(109,041)			—			—		161,433
Other (expense) income:
Interest, net	(5,372)	(45,929)		51,776	MI		(208)	(110,302)		185	CV
				(30,631	) MJ	(30,156)				(22,555	) CW		113,638	AU		(66,700	) NB		(55,835	) TD	(171,933)
Debt extinguishment	—	(18,788)				(18,788)	—	—													(18,788)
Other (expense) income, net	(440)	(557)				(997)	(6,548)	(61,020)													(68,565)

	(5,812)	(65,274)		21,145		(49,941)	(6,756)	(171,322)		(22,370)			113,638			(66,700)			(55,835)		(259,286)
(Loss) income before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares	(201,444)	26,475		228,673		53,704	76,096	(33,738)		(75,977)			4,597			(66,700)			(55,835)		(97,853)
Income tax benefit (provision)	5,819	(12,961)		(16,014	) MK	(23,156)	(29,241)	(47,593)		30,574	CX		(1,397	) AV		20,270	NC		16,968	TE	(33,575)

Net (loss) income	(195,625)	13,514		212,659		30,548	46,855	(81,331)		(45,403)			3,200			(46,430)			(38,867)		(131,428)
Net loss (income) attributable to non-controlling interests	1,403	(295)		(860	) ML	248		(9,194)													(8,946)

Net (loss) income attributable to stockholders	(194,222)	13,219		211,799		30,796	46,855	(90,525)		(45,403)			3,200			(46,430)			(38,867)		(140,374)
Accrued payment-in-kind dividend on cumulative preferred shares	—	(22,454)		22,454	MM	—	—	—													—

Net (loss) income attributable to common stockholders	$(194,222)	$(9,235)		$234,253		$30,796	$46,855	$(90,525)		$(45,403)			$3,200			$(46,430)			$(38,867)		$(140,374)

(Loss) Earnings Per Share
Basic	$(2.10)	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		$(0.95)
Diluted	$(2.10)	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		$(0.95)

Weighted average shares outstanding (millions)
Basic	93	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		148	SC
Diluted	93	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		148	SD

(1)	Historical Platform amounts included in the audited income statement of Platform reflects operations for the period from April 23, 2013 (date of inception) through December 31, 2013 (Successor Period).
(2)	Historical MacDermid amounts included in the audited income statement of MacDermid reflects operations for the period from January 1, 2013 through October 31, 2013, date of acquisition by Platform (Predecessor Period).
(3)	The historical statement of operations of CAS presents cost of goods sold (excluding depreciation) of $275,106 as an operating expense. For purposes of this pro forma, this amount plus $7,567 of related depreciation is presented as cost of sales to present gross profit for the acquired business.
(4)	Historical Arysta amounts presented in US GAAP presentation based upon its IFRS basis financial statements. Adjustments to convert the IFRS basis to US GAAP basis are included in the Arysta adjustments column.
(5)	Platform anticipates financing a portion of the cash consideration for the Arysta Acquisition with the net proceeds of this offering and the Incremental Term Debt as reflected in this pro forma balance sheet. Platform also has Bridge Financing available; however, it believes it is unlikely that the Bridge Financing will be drawn upon. If Platform is unavailable to finance a portion of the cash consideration for Arysta as anticipated, the net loss to common shareholders on a pro forma basis may increase by up to approximately $20 million. The amount of loss is dependent on several factors, including the terms of the Bridge Financing and whether alternative sources of equity or debt financing are available.

PLATFORM SPECIALTY PRODUCTS CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2014

	As Reported		MacDermid Adjustments			Pro Forma Combined Successor and Predecessor	CAS (Historical) (3) (4)	Arysta (Historical) (3) (5)	CAS Adjustments			Arysta Adjustments			Anticipated Financing (6)						Pro forma Consolidated
	Platform (Historical) (1)	MacDermid (Historical) (2)													Notes			Term Debt
	Successor	Predecessor
($ thousands except per share data)
Net sales	$687,879	67,155	$			$755,034	$460,722	$1,536,205	$			$			$			$			$2,751,961
Cost of sales	368,094	33,145		(35,868	) MA
				269	MB	365,640	280,695	978,251		1,400	CP										1,625,986

Gross profit	319,785	34,010		35,599		389,394	180,027	557,954		(1,400)			—			—			—		1,125,975

Operating expenses:
Selling, technical, general, and administrative
	281,388	43,149		(9,317	) MD		79,997	359,460		(1,734	) CQ
				(27,661	) ME					(703	) CR
				(2,242	) MF					(9,600	) CS		(9,245	) AR
				4,792	MG					(6,000	) CT		(56,350	) AS
				52	MB	290,161				61,570	CU		166,000	AT							873,556
Non-cash charge related to preferred stock dividend rights	172,006	—		(172,006	) MH	—	—	—													—
Research and development	22,459	2,394		(2	) MB	24,851	12,413	10,112													47,376
Restructuring	1,733	1,746				3,479	11	—													3,490
Equity loss (income)	—	—				—	(3,224)	—		3,224	CL										—
Other	—	—				—	—	59,673													59,673

Total operating expense	477,586	47,289		(206,384)		318,491	89,197	429,245		46,757			100,405			—			—		984,095

Operating profit	(157,801)	(13,279)		241,983		70,903	90,830	128,709		(48,157)			(100,405)			—			—		141,880
Other (expense) income:
Interest, net	(28,827)	(5,235)		5,290	MI					58	CV
				(2,553	) MJ	(31,325)	(237)	(94,166)		(22,555	) CW		97,467	AU		(66,706	) NB		(55,835	) TD	(173,293)
Other (expense) income, net	(4,111)	(152)				(4,263)	4,000	(89,674)													(89,937)

	(32,938)	(5,387)		2,737		(35,588)	3,763	(183,840)		(22,497)			97,467			(66,706)			(55,835)		(263,230)
(Loss) income before income taxes and non-controlling interests	(190,739)	(18,666)		244,720		35,315	94,593	(55,131)		(70,654)			(2,938)			(66,706)			(55,835)		(121,350)
Income tax benefit (provision)	9,361	7,971		(17,120	) MK	212	(51,516)	(40,830)		25,838	CX		893	AV		20,270	NC		16,968	TE	(28,165)

Net (loss) income	(181,378)	(10,695)		227,600		35,527	43,077	(95,961)		(44,816)			(2,045)			(46,430)			(38,867)		(149,515)
Net (income) loss attributable to non-controlling interest	(3,977)	24		(1,165	) ML	(5,118)	—	(8,836)													(13,954)

Net (loss) income attributable to stockholders	(185,355)	(10,671)		226,435		30,409	43,077	(104,797)		(44,816)			(2,045)			(46,430)			(38,867)		(163,469)
Accrued payment-in-kind dividend on cumulative preferred shares	—	(354)		354	MM	—	—	—													—

Net (loss) income attributable to common stockholders	$(185,355)	(11,025)		$226,789		$30,409	$43,077	$(104,797)		$(44,816)			$(2,045)			$(46,430)			$(38,867)		$(163,469)

(Loss) Earnings Per Share
Basic	n/a	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		$(0.99)
Diluted	n/a	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		$(0.99)

Weighted average shares outstanding (millions)
Basic	n/a	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		166	SA
Diluted	n/a	n/a		n/a		n/a	n/a	n/a		n/a			n/a			n/a			n/a		166	SB

(1)	Historical Platform amounts include the audited income statement of its operations for the period from April 23, 2013 (date of inception) through December 31, 2013 (Successor Period) plus the unaudited statement of operations for the nine months ended September 30, 2014 less the unaudited statement of operations for the period April 23, 2013 (Inception) through September 30, 2013.
(2)	Historical MacDermid amounts include its audited statement of operations for the period from January 1, 2013 through October 31, 2013 less the unaudited statement of operations for the nine months ended September 30, 2013.
(3)	Historical CAS and Arysta amounts include their audited income statement of its operations for the year ended December 31, 2013 plus their unaudited statement of operations for the nine months ended September 30, 2014 less the unaudited statement of operations for the nine months ended September 30, 2013.
(4)	If presented consistently with the historical financial statements of CAS, cost of good sold (excluding depreciation) would be $272,960. However, for purposes of this pro forma, this amount plus $7,735 of related depreciation is presented as cost of sales to present gross profit for the acquired business.
(5)	Historical Arysta amounts presented in US GAAP presentation based upon its IFRS basis financial statements. Adjustments to convert the IFRS basis to US GAAP basis are included in the Arysta adjustments column.
(6)	Platform anticipates financing a portion of the cash consideration for the Arysta Acquisition with the net proceeds of this offering and the Incremental Term Debt as reflected in this pro forma balance sheet. Platform also has Bridge Financing available; however, it believes it is unlikely that the Bridge Financing will be drawn upon. If Platform is unavailable to finance a portion of the cash consideration for Arysta as anticipated, the net loss to common shareholders on a pro forma basis may increase by up to approximately $20 million. The amount of loss is dependent on several factors, including the terms of the Bridge Financing and whether alternative sources of equity or debt financing are available.

CAS Adjustments

CA	Reflects borrowings under the Amended and Restated Credit Agreement, including borrowings under our revolving credit facilities of approximately $129 million and borrowings under our term loans facilities of $389 million, to finance a portion of the cash purchase price of CAS, net of estimated original issue discount of $1.9 million.

CB	Represents net proceeds from the October/November Private Placement, net of $0.34 million of issuance costs.

CC	Reflects the deferred financing costs of $10.5 million, including $7.5 million as further described in Note CD, and expenses of $1.1 million related to the borrowings under the Amended and Restated Credit Agreement to finance a portion of the CAS purchase price and for access to an incremental $125 million of revolving line of credit obtained in conjunction with the CAS Acquisition.

CD	Reflects the cash paid to the sellers as part of the consideration for the CAS Acquisition of $977.8 million, cash paid on behalf of the sellers for withholding tax of $12.0 million, and cash paid for fees and transfer taxes of $16.5 million, of which $0.7 million was reimbursed by the seller, $7.5 million is capitalized as deferred financing costs, as further described in Note CC, and $8.3 million is an expense.

CE	Reflects management’s preliminary estimate of the profit in CAS inventory step-up to fair value as of September 30, 2014.

CF	Reflects an estimate of the raw materials and work-in-process inventory retained by Chemtura following the closing of the CAS Acquisition, in conjunction with supply agreements entered into with Chemtura.

CG	Reflects the net book value of land and buildings retained by Chemtura of $10.2 million offset by management’s preliminary estimate of the incremental fair value of purchased fixed assets of $5.6 million.

CH	Reflects the preliminary estimated goodwill associated with the CAS Acquisition excluding the effect of deferred taxes (see Note CI). Such amount was calculated as the difference between the estimated allocation of purchase price to net tangible and intangible assets ($702 million) excluding the deferred tax liability calculated in Note CI and the total consideration paid for CAS ($1,042 million).

CI	Reflects the estimated deferred tax liability associated with the temporary difference created by the preliminary step-up to fair value of intangible assets acquired of $110 million and other acquired tangible assets of $0.3 million. The remaining step-up of intangibles and tangible assets does not create a temporary difference.

CJ	Reflects the elimination of the historical intangibles of CAS.

CK	Reflects management’s preliminary estimated fair value of the intangible assets of CAS as of the closing of the CAS Acquisition:

(In thousands) Intangible Assets
Technology (7-10 years)	$350,000
Non compete agreement (3 years)	$50,000
Customer relationships (8-20 years)	$35,000

CL	Reflects investments in and related earnings of unconsolidated subsidiaries of CAS not acquired with the CAS Acquisition.

CM	Reflects the reclassification of the Amended and Restated Credit Agreement that amortizes within a year.

CN	Reflects issuance of the CAS shares to the sellers as part of the consideration for the CAS Acquisition based upon the closing price per share of Platform common stock as of October 31, 2014 of $26.00.

CO	Reflects the elimination of historical CAS equity.

CP	Reflects depreciation expense to be recorded in conjunction with the estimated incremental fair value of purchased fixed assets.

CQ	Reflects elimination of the cost of a Brazilian accounts receivable securitization program of CAS not acquired in the CAS Acquisition.

CR	Reflects elimination of allocated office of the CEO and CFO costs.

CS	Reflects the elimination of non-recurring CAS Acquisition-related expenses, including but not limited to financial advisory, legal and accounting fees, recorded during the nine months ended September 30, 2014.

CT	Reflects the elimination of the historical amortization expenses on CAS’s intangible assets.

CU	Reflects amortization expense to be recorded in conjunction with the estimated fair value of the intangible assets of CAS:

(In thousands) Intangible Assets	Estimated Fair Value	Annual Amortization
Technology (7-10 years)	$350,000	$42,200
Non compete agreement (3 years)	$50,000	$16,670
Customer relationships (8-20 years)	$35,000	$2,700

Annual amortization is calculated as estimated fair value divided by the calculated life of the related asset.

CV	Reflects the elimination of interest expense related to debt not assumed from Chemtura in conjunction with the CAS Acquisition.

CW	Reflects interest expense related to the indebtedness incurred under the Amended and Restated Credit Agreement that funded a portion of the cash purchase price for the CAS Acquisition comprised of the following:

•	Interest on the incremental US Dollar borrowings under the first lien debt of $130 million at a rate of approximately 4.00% and on the Euro denominated first lien debt of $259 million equivalent at a rate of approximately 4.25% based on the terms of the Amended and Restated. These interest rates are based on an applicable margin of 3% applied to a LIBOR floor of 1% and are variable in nature. The pre-tax effect of a 1/8% change effective interest rate would be $0.5 million annually.

•	Interest on the incremental borrowings of approximately $129 million under our revolving credit facilities at a rate of 5.25% for the portion under our U.S. Dollar revolving credit facility of $60 million and 3.23% for the portion under or multicurrency revolving credit facility of approximately €55 million ($69 million based on the September 30, 2014 exchange rate of $1.26 per €1.00).

•	Amortization of estimated deferred financing fees of $1.5 million and estimated original issuance discount of $1.9 million for the first lien term debt over the six year term of the loan.

•	Amortization of estimated deferred financing fees of $1.5 million for access to an incremental $125 million of revolving line of credit anticipated to be obtained in conjunction with the CAS Acquisition over the 4-year term of the facility.

CX	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate applied is based upon the effective tax rate of CAS for the historical period presented of 38% for the year ended December 31, 2013 and 35% for the nine and twelve months ended September 30, 2014 based upon historical and estimated future effective tax rates. This rate were applied to acquisition costs, amortization, interest expense, and the earnings of unconsolidated subsidiaries not being acquired.

Arysta Adjustments

AA	Reflects management’s estimate of the amount of cash that will be retained by the seller of Arysta.

AB	Reflects the cash to be paid to the seller as part of the consideration for the Arysta Acquisition.

AC	Reflects the issuance of 16.4 million shares of Platform common stock, $.01 par, for proceeds of $387 million, which is net of fees of $16.1 million.

AD	Reflects management’s preliminary estimate of the profit in Arysta inventory step-up to fair value as of September 30, 2014.

AE	As Arysta’s financial statements are prepared in accordance with IFRS, reflects management’s estimate of the offset of derivative asset and liabilities required pursuant to GAAP that is prohibited for IFRS.

AF	As Arysta’s financial statements are prepared in accordance with IFRS, reflects management’s estimate of the offset of deferred tax assets and liabilities required pursuant to GAAP that is prohibited for IFRS.

AG	As Arysta’s financial statements are prepared in accordance with IFRS, reflects management’s estimate of deferred taxes related to intercompany profits that are reclassified as current assets pursuant to GAAP.

AH	Reflects the elimination of Arysta’s historical goodwill.

AI	Reflects the preliminary estimated goodwill associated with Arysta excluding the effect of deferred taxes. Such amount was calculated as the difference between the estimated allocation of purchase price to net tangible and intangible assets ($2.1 billion) excluding the deferred tax liability calculated in Note AJ and the total consideration paid for Arysta ($3.6 billion).

AJ	Reflects the estimated deferred tax liability associated with the preliminary step up to fair value of intangible assets, excluding goodwill related to acquisitions of stock of $1,098 million and other acquired tangible assets of $175 million based upon the effective tax rate of Platform for the nine months ended September 30, 2014.

AK	Reflects the elimination of the historical intangibles at Arysta as of the closing of the proposed Arysta Acquisition.

AL	Reflects management’s preliminary estimated fair value of the intangible assets of Arysta as of the closing of the Arysta Acquisition:

(In thousands) Intangible Assets
Trade names-indefinite lives	$160,000
Technology (7-10 years)	$1,250,000
Customer relationships (8-20 years)	$200,000

AM	Reflects the elimination of debt not expected to be assumed in conjunction with the Arysta Acquisition.

AN	Reflects the issuance of $600 million of Platform preferred stock, $1,000 par, that is convertible into Platform common stock plus cash for the deficit, if any, between the value of our common stock and $27.14, to the seller as part of the consideration for the proposed Arysta Acquisition. The cash feature represents an embedded derivative liability of $190 million. Accordingly, additional paid in capital is adjusted for the difference between the fair value of Platform’s common stock underlying the preferred stock of $522 million, which is based on Platform’s closing stock price of $23.61 as of December 1, 2014, less the par amount of the preferred stock. The purchase price including the valuation of the embedded derivative liability and preferred stock will be determined at closing. For every $1 change in our common stock price, the purchase price, goodwill, and equity changes by approximately $13 million.

AO	As Arysta’s financial statements are reported in IFRS, reflects management’s estimate of uncertain tax positions pursuant to GAAP that is not required for IFRS.

AP	Reflects elimination of Arysta historical equity which includes the $10 million adjustment in Note AO.

AQ	Reflects management’s preliminary estimate of the fair value of the non-controlling interest of Arysta that is anticipated to remain outstanding subsequent to the proposed Arysta Acquisition.

AR	Reflects the elimination of non-recurring Arysta Acquisition expenses, including but not limited to financial advisory, legal and accounting fees, recorded during the nine months ended September 30, 2014.

AS	Reflects elimination of historical amortization expenses related to Arysta’s intangible assets.

AT	Reflects amortization expense to be recorded in conjunction with the estimated fair value of the intangible assets of Arysta:

(In thousands) Intangible Assets	Estimated Fair Value	Annual Amortization
Trade names-indefinite lives	$160,000	$—
Technology (7-10 years)	$1,250,000	$150,700
Customer relationships (8-20 years)	$200,000	$15,300

Annual amortization is calculated as estimated fair value divided by the calculated life of the related asset.

AU	Reflects elimination of historical interest expense at Arysta for indebtedness not assumed at closing.

AV	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate applied of 30% is based upon historical and estimated future effective tax rates.

Notes Adjustments

NA	Reflects the anticipated issuance of $920 million of Notes to fund a portion of the Arysta purchase price, net of deferred financing fees of $16.1 million.

NB	Reflects the interest expense related to the Notes anticipated to be issued to fund a portion for the cash purchase price for the proposed Arysta Acquisition comprised of the following:

•	Interest on the $920 million of Notes anticipated to be issued.

•	Amortization of estimated deferred financing fees of $16.1 million over the anticipated term of the Notes.

NC	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate of 30% is based upon historical and estimated future effective tax rates.

Term Debt Adjustments

TA	Reflects Incremental Term Debt to be issued to finance a portion of the cash purchase price of Arysta, net of estimated original issue discount of $11 million.

TB	Reflects the deferred financing costs of $12.6 million and expenses of $3.9 million related to the anticipated Incremental Term Debt to finance a portion of the Arysta purchase price and for access to an incremental $125 million of revolving line of credit anticipated to be obtained in conjunction with the Arysta Acquisition.

TC	Reflects the reclassification of the portion of the anticipated senior term debt to be issued to finance a portion of the cash purchase price of Arysta that amortizes within a year.

TD	Reflects the interest expense related to the anticipated issuance of Incremental Term Debt to fund a portion of the cash purchase price of the proposed Arysta Acquisition comprised of the following

•	Interest on the incremental borrowing under the senior term debt of $1.1 billion. The pre-tax effect of a 1/8% change in effective interest rate would be $1.4 million annually.

•	Amortization of estimated deferred financing fees of $12.6 million and estimated original issuance discount of $11 million over the anticipated terms of the senior term debt and the revolving line of credit.

If the yield of the Incremental Term Debt is greater than 50 basis points more than (i) the yield of the previously issued eurocurrency term debt plus (ii) any original issue discount on the Incremental Term Debt divided by four (the amount of such excess above 50 basis points being referred to as the “Yield

Differential”), then the yield on the previously issued term debt will increase by the Yield Differential. The impact of this increase, in the event it occurs, is not reflected in this adjustment. For each 0.025% increase in the yield on previously issued term debt, annualized interest expense would increase by approximately $3.6 million and net losses would increase by approximately $2.5 million.

TE	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate applied of 30% is based upon historical and estimated future effective tax rates.

MacDermid Adjustments

MA	Reflects elimination of manufacturer’s profit in inventory adjustment in connection with the MacDermid Acquisition.

MB	Reflects incremental depreciation expense in connection with fair value increases to fixed assets resulting from the MacDermid Acquisition.

MC	Reflects elimination of stock based compensation expense for director options that vested upon closing of the MacDermid Acquisition.

MD	Reflects elimination of Predecessor stock based compensation expense for awards that vested upon closing of the MacDermid Acquisition.

ME	Reflects elimination of non-recurring MacDermid acquisition-related expenses, including but not limited to financial advisory, legal and accounting fees.

MF	Reflects elimination of recorded amortization expenses on MacDermid’s intangible assets.

MG	Reflects amortization expense associated with the estimated fair value of the intangible assets of MacDermid based on an outside valuation by a third party obtained by Platform subsequent to closing as follows:

(In thousands) Intangible Assets	Estimated Fair Value	Annual Amortization
Trade names-indefinite lives	$70,800	$—
Technology (7-10 years)	$164,200	$19,800
Customer relationships (8-20 years)	$494,000	$37,700

Annual amortization is calculated as estimated fair value divided by the calculated life of the related asset.

MH	Reflects Platform’s recording of a one-time, non-cash expense of $172 million upon the closing of the MacDermid Acquisition, which represents the fair value of the founder preferred share dividend rights at that time. As this will not have an ongoing impact on the statement of operations, it is presented as an adjustment in the pro forma statements of operations. This estimate was calculated using a Monte Carlo simulation that simulates the daily price of shares over the potential dividend period with an estimate of volatility and interest to arrive at an estimated fair value of future dividend payments as of October 31, 2013.

MI	Reflects the elimination of recorded interest expense at MacDermid for indebtedness not assumed at closing.

MJ	Reflects interest expense related to indebtedness assumed in the MacDermid Acquisition comprised of the following:

•	Interest on the first lien debt of $753 million at a rate of approximately 4% based on the terms of the credit agreement. Such interest rate is based on an applicable margin of 3% applied to a LIBOR floor of 1% and is variable in nature. The pre-tax effect of a 1/8% change effective interest rate would be $0.9 million annually.

•	Amortization of deferred financing fees of $1.8 million for the first lien term debt over the five year life of the loan.

•	Interest on other assumed indebtedness ($44,000 of interest annually).

MK	Reflects income tax benefit (expense) related to the income (loss) before income taxes, non-controlling interests, and accrued payment-in-kind dividends on cumulative preferred shares generated by the pro forma adjustments. The tax rate applied is based upon the estimated applicable statutory tax rates. The Company’s estimated United States statutory tax rate of approximately 38% was applied to interest expense in the United States, where the debt resides as well as to the portion of acquisition costs which were incurred in the United States and to stock compensation. Additionally, the applicable blended rates were applied to inventory, amortization, depreciation, and Predecessor stock compensation.

ML	Reflects the non-controlling interest represented by equity interests in a subsidiary of Platform provided as a portion of the consideration of the MacDermid Acquisition. Such equity interest represents 6.76% of MacDermid multiplied by the pro forma MacDermid pro forma adjustments excluding the adjustments in Note MD, ME, and MH that relate to Platform expenses.

MM	Reflects the elimination of dividends paid to sellers for an equity interest which has been repaid and eliminated in conjunction with the MacDermid Acquisition.

Weighted Average Share Adjustments

SA	Represents the number of Platform ordinary shares outstanding at January 1, 2014 (which were converted into shares of Platform common stock upon our Domestication) plus 2 million shares of Platform common stock issued in exchange for the remaining outstanding equity interests of MacDermid owned by the 401K Plan during 2014, 16 million warrants exercised during 2014, 2 million shares issued in connection with the CAS Acquisition, 25.5 million shares issued or to be issued for general corporate purposes, and 16.4 million shares issued in connection with the Public Offering.

SB	Represents the basic shares described in Note SA. Because the pro forma statement of operations reflects a loss, the amount excludes all potentially dilutive common stock.

SC	Represents 88.5 million Platform ordinary shares issued in Platform’s initial public offering (which were converted into shares of Platform common stock upon our domestication) plus 14 million Platform ordinary shares (which were converted into shares of Platform common stock upon our domestication ) issued in connection with Platform’s warrant exchange offer (the proceeds of which were used to fund a portion of the cash consideration for the MacDermid Acquisition), 2 million shares of Platform common stock issued in exchange for the remaining outstanding equity interests of MacDermid owned by the 401K Plan, 2 million shares issued in connection with the CAS Acquisition, 25.5 million shares issued or to be issued for general corporate purposes, and 16.4 million shares issued in connection with the Public Offering.

SD	Represents the number of basic shares as described in Note SC. Because the pro forma statement of operations reflects a loss, the amount excludes all potential dilutive common stock.